Filed Pursuant to Rule 424(B)(5)
Registration No. 333-128237
PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 28, 2005)
3,900,000 Shares
Trico Marine Services, Inc.
Common Stock

We are selling 3,900,000 shares of common stock. Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “TRMA.OB”. The last reported sales price of our common stock on the Over-the-Counter Bulletin Board on October 18, 2005 was $24.60 per share of common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TRMA”.
Investing in our common stock involves a high degree of risk. “Risk Factors” begin on page S-10 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per Share	Total

Public offering price	$24.00	$93,600,000
Underwriting discount	$ 1.56	$ 6,084,000
Proceeds to Trico Marine Services, Inc. (before expenses)	$22.44	$87,516,000
We have granted the underwriters a 30-day option to purchase up to an additional 585,000 shares of common stock from us on the same terms and conditions as set forth above if the underwriters sell more than 3,900,000 shares of common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the common stock on or about October 24, 2005.

Lehman Brothers

Jefferies & Company, Inc.

Lazard Capital Markets

Simmons & Company
International
October 18, 2005

       This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. If the information about the common stock offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common stock, and seeking offers to buy the common stock, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

i

SUMMARY
      This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus supplement and the accompanying prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and our consolidated financial statements and the accompanying notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the other documents to which we refer you.
      Except as otherwise indicated or required by the context, references in this prospectus supplement to: (1) “we,” “us,” “our” or the “Company” refer to the combined business of Trico Marine Services, Inc. and its subsidiaries; (2) “Gulf of Mexico” refers to the U.S. Gulf of Mexico; and (3) “Mexico” refers to the Mexican Gulf of Mexico. The term “you” refers to a prospective investor. Unless the context otherwise requires, the information in this prospectus supplement and the accompanying prospectus assumes that the underwriters will not exercise their over-allotment option.
Our Business
      We are a leading provider of marine support vessels to the offshore oil and gas industry, primarily in the North Sea, Gulf of Mexico, West Africa, Mexico and Brazil. As of September 30, 2005, our fleet consisted of 81 vessels, including 10 large capacity platform supply vessels, 6 large anchor handling, towing and supply vessels, 48 supply vessels, 11 crew boats, and 6 line handling (utility) vessels. Our diversified fleet of vessels provides a broad range of services to offshore oil and gas operators, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation, repair and maintenance of offshore facilities. Using our larger and more sophisticated vessels, we also provide support for deepwater ROVs (remotely operated vehicles), well stimulation, sea floor cable laying and trenching services.
      We generate the majority of our revenues by chartering our vessels on a day rate basis. A charter is a contract that can either be for a fixed term or taken from the spot market (a relatively short, indefinite term). We typically retain operational control over the vessel and are responsible for normal operating expenses, repairs, wages and insurance, while our customers are typically responsible for mobilization expenses, including fuel costs.
      Our business has benefited from the significant upturn in day rates and utilization in 2005, due to increased demand for supply vessels in both the international markets and the Gulf of Mexico. This increased demand has been driven by sustained higher oil and gas prices, which have resulted in increased offshore drilling, construction and repair activity worldwide by independents, major international energy companies and national oil companies. Moreover, there are over 50 new drilling rigs currently being constructed or on order that we believe will further increase demand for offshore supply vessels worldwide. The following table illustrates the significant improvements in our average day rates and utilization by vessel class for the two months ended August 31, 2005 and for the three months ended June 30 in both 2005 and 2004, for the two categories of vessels that account for approximately 92% of our current revenues:

			Three Months Ended June 30,

	Two Months Ended
	August 31, 2005		2005		2004

	Average Day		Average Day		Average Day
	Rates	Utilization	Rates	Utilization	Rates	Utilization

Supply/ Anchor Handling (North Sea class)	$16,260	92%	$16,147	89%	$10,271	77%
Supply Vessels (Gulf class)(1)	$6,071	62%	5,727	58%	4,303	46%

(1)	Stacked vessels are included in the calculation of utilization. Excluding stacked vessels, our utilization was 93% during the two month period ended August 31, 2005 and 93% and 79% during the three month periods ended June 30, 2005 and 2004, respectively.

Competitive Strengths

•	Well positioned in the largest offshore markets. We maintain a strong position in the North Sea and Gulf of Mexico, which are the world’s most active offshore oil and gas production regions. Both of these markets have strengthened considerably in 2005 as offshore drilling, construction and repair activity has increased as a result of sustained higher oil and gas prices. We believe that our scale and experience allow us to effectively serve our customers’ needs in each of these areas.

•	Largest active continental shelf Gulf of Mexico fleet. We believe we own and market the largest number of active supply vessels operating in the continental shelf in the Gulf of Mexico. Recently, other vessel operators have retired older vessels that served this market or moved vessels to international markets. According to the Minerals Management Service, or MMS, in 2004 the shallow water region accounted for 65% of total Gulf of Mexico natural gas production and 36% of total Gulf of Mexico oil production. In addition, the MMS estimates that deep reservoirs on the continental shelf may hold up to 55 trillion cubic feet, or tcf, of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire Gulf of Mexico. In addition, this class of vessel can effectively service other similar shallow water markets, including Mexico, portions of West Africa, the Middle East and Asia.

•	International expertise. We have a long established presence in the North Sea where our fleet and its predecessors have operated for more than 50 years. In addition, we have expanded into West Africa, Mexico and Brazil. We believe our management team has the necessary expertise to grow our current overseas markets as well as expand into new markets that we believe offer attractive growth opportunities.

•	Strengthened balance sheet. Following the completion of this offering and the application of the net proceeds, including repayment of some of our existing indebtedness, we will have approximately $71.5 million in total debt, a total debt to total capitalization ratio of approximately 27% and a net debt to net capitalization ratio of approximately 15%. We believe that this strengthened financial position will help enable us to renew our fleet, pursue international growth initiatives and provide for sufficient liquidity throughout the business cycle.

•	Commitment to safety and quality. Safety is a critical aspect of our operations and our customers are increasingly emphasizing safety performance as one of their leading selection criteria. We conduct health, safety, environmental and quality training programs for vessel and shore-based personnel, and have set the policies and procedures applicable to all of our vessels at the high standards required by major international energy companies. We are committed to providing a safe and secure operating environment for our employees. This strict attention to safety benefits our personnel and customers, and broadens our potential customer base.
Business Strategy

•	Expand our presence in growing international markets. We are seeking to expand our operations in growing international markets. Our strategy is to mobilize vessels from mature markets to regions that offer more sustained growth opportunities. We believe that these regions, which include Mexico, West Africa and Asia, will command a higher percentage of worldwide oil and gas exploration, development, production and related spending, resulting in greater long-term demand for our services. We intend to deploy existing active and stacked vessels, as well as new vessels, to these regions.

•	Upgrade our fleet. To reduce the average age of our worldwide fleet and improve our competitiveness, we are planning to sell older vessels and replace them with newer, more technologically advanced vessels that have the capabilities to meet increasing customer requirements. An important aspect of our long-term strategy is generally to purchase vessels under construction or newly completed vessels that meet our requirements for worldwide deployment capability and broad customer applicability. This strategy is intended to achieve an upgrade of the fleet over time without embarking on our own internally-managed newbuild program.

•	Maintain a conservative financial profile. We intend to maintain a conservative capital structure to ensure adequate liquidity and financial flexibility throughout the entire business cycle. We believe this is a prudent financial strategy, given that our industry is highly cyclical.

•	Balance mix of long-term contracts and spot market exposure. We actively manage our portfolio of customer contracts by entering into both long-term and spot market contracts. We seek to achieve an optimal balance between long-term contracts and the opportunistic short-term spot market to maximize our profitability while ensuring sufficient contracted cash flow.
Our Industry
      Marine support vessels are used primarily to transport equipment, supplies, and personnel to drilling rigs, to tow drilling rigs and equipment and to support the construction, installation, repair and maintenance of offshore oil and gas production platforms. The principal types of vessels that we operate can be summarized as follows:
      Platform Supply Vessels. Platform supply vessels, or PSVs, are constructed primarily for certain international markets and deepwater operations. PSVs serve drilling and production facilities and support offshore construction, repair, maintenance and subsea work. PSVs are differentiated from other offshore support vessels by their larger deck space and cargo handling capabilities. Utilizing space on and below-deck, PSVs are used to transport supplies such as fuel, water, drilling products, equipment and provisions. Our PSVs range in size from 200 feet to more than 300 feet in length and are particularly suited for supporting multiple offshore production locations in concentrated areas because of their large deck space and below-deck capacities.
      Anchor Handling, Towing and Supply Vessels. Anchor handling, towing and supply vessels, or AHTSs, are used to set anchors for drilling rigs and tow mobile drilling rigs and equipment from one location to another. In addition to these capabilities, AHTSs can be used in supply, oil spill recovery, tanker lifting and floating production, storage and offloading, or FPSO, support roles when they are not performing anchor handling and towing services. AHTSs are characterized by large horsepower (generally averaging between 8,000-18,000 horsepower), shorter afterdecks and special equipment such as towing winches.
      Supply Vessels. Supply vessels generally are at least 165 feet in length and are constructed primarily for operations to serve drilling and production facilities and support offshore construction, repair and maintenance work. Supply vessels are differentiated from other types of vessels by cargo flexibility and capacity. In addition to transporting deck cargo, such as pipe, other drilling equipment or drummed materials, supply vessels transport liquid and dry bulk drilling products, potable and drill water and diesel fuel.
      Crew Boats. Crew boats generally are at least 100 feet in length and are used primarily for the transportation of personnel and light cargo, including food and supplies, to and among drilling rigs, production platforms and other offshore installations. Crew boats are constructed from aluminum and as a result, they generally require less maintenance and have a longer useful life without refurbishment than steel-hulled supply vessels. All of our crew boats range from 110 to 155 feet in length.
      Line Handling Vessels. Line handling vessels generally are outfitted with special equipment to assist tankers while they are loading from single buoy mooring systems. These vessels support oil off-loading operations from production and storage facilities to tankers and transport supplies and materials to and among offshore facilities. Five of our six line handling vessels are under contract for sale.

Our Markets
      We operate primarily in the North Sea, Gulf of Mexico, West Africa, Mexico and Brazil. We periodically evaluate the desired vessel composition and level of operations in each of these regions. We are also currently considering certain other market areas for possible future strategic development as worldwide demand for our vessels continues to increase. The primary market areas in which we currently operate are summarized below:
      North Sea. The North Sea market area consists of offshore Norway, Great Britain, Denmark, the Netherlands, Germany and Ireland, and the area west of the Shetland Islands. Historically, it has been the most demanding of all offshore areas due to harsh weather, erratic sea conditions, significant water depth and long distances to shore. The entire North Sea has strict vessel requirements which prevent many less capable vessels from migrating to the area. Contracting in the region is generally for term work, often for multiple years. As of September 30, 2005, we had nine PSVs and five AHTSs actively marketed in the North Sea. Local state oil companies and European major international energy companies historically predominated drilling and production activities in the North Sea. Over the past few years, a number of new, smaller entrants have purchased existing properties from the traditional participants or acquired leases, which is leading to an increase in drilling and construction. For example, the September 2005 offshore lease sale held by the United Kingdom was their most active sale since their first sale in 1964 and resulted in numerous new entrants to the region.
      Gulf of Mexico. The Gulf of Mexico is one of the most actively drilled offshore basins in the world and is home to approximately 4,000 production platforms. Shallow water drilling primarily targets natural gas, and deepwater activity is split between natural gas and oil. The weather is generally fairly benign, and harsh environment-capable equipment is unnecessary. The Jones Act requires all vessels working in coastwise trade in the Gulf of Mexico to be U.S. built, owned, flagged and crewed. As of September 30, 2005, we had a total of 29 actively marketed vessels in the Gulf of Mexico, including 25 supply vessels and four crew boats. Independent oil companies have become the most active operators in the shallow water Gulf of Mexico while independents and major international energy companies are more active in the deeper water regions. We believe that drilling activity in the shallow water Gulf of Mexico has increased due to sustained high oil and gas prices, the stability of the U.S. market and the existence of subsea infrastructure, including gathering and transportation equipment, to transport new production onshore. Construction and repair activity in the Gulf of Mexico has increased to support this drilling and to repair platforms and rigs affected by hurricanes in 2004 and 2005.
      West Africa. We have operations in West Africa that are based in Port Harcourt, Nigeria. Several operators have scheduled large scale offshore projects, and we believe that vessel demand in this market will continue to grow. As of September 30, 2005, we had one AHTS, one crew boat and four supply vessels actively marketed in West Africa. West Africa has become an area of increasing importance for new offshore exploration for the major international energy companies and large independents due to the prospect for large field discoveries in the region. We expect drilling and construction activity in this region to expand over the coming years.
      Mexico. We have operations in Mexico that are based in Ciudad del Carmen. This market is characterized primarily by term work, and recently has experienced modest increases in day rates. As of September 30, 2005, we had five crew boats and four supply vessels actively marketed in Mexico. Petróleos Mexicanos, or Pemex, the state-owned oil company of Mexico, is the sole oil and gas operator in this market, is the world’s third largest crude oil producer, and is pursuing a federal plan to increase offshore oil and gas production, including the construction of over 40 new platforms and over 100 miles of pipeline. Construction work to support this growth is performed by numerous local and U.S. contractors. We principally serve the construction market and are seeking to increase our service to Pemex.
      Brazil. Offshore exploration and production activity in Brazil is concentrated in the deepwater Campos Basin, located 60 to 100 miles from the Brazilian coast. As of September 30, 2005, we had one PSV and six line handling vessels operating in Brazil; however, five of our six line handling vessels are under contract for sale. All but two of the line handling vessels are chartered by Petróleo Brasileiro SA, or Petrobras, the state-owned oil company and the largest operator in Brazil.

Our Reorganization
      On March 15, 2005, we emerged from bankruptcy proceedings. These proceedings were initiated on December 21, 2004, when we filed “prepackaged” voluntary petitions for reorganization under Chapter 11. The bankruptcy filing was the culmination of a process that began in May 2004 to realign our capital structure with our present and future operating prospects and, together with operational changes made during the same period, provide us with greater liquidity and a lower cost structure. Concurrently with our financial reorganization, the majority of our Board of Directors was replaced. Please read “Our Reorganization.”
Recent Developments
      Recent Spot Market Contracts. In the month of September 2005, the Company entered into contracts for two of its 180 foot Gulf class supply vessels at day rates of $9,500 and $10,000, and is currently bidding proposals for new contracts for its 180 foot Gulf class supply vessels at day rates in excess of $10,200, with contract awards anticipated, for vessels expected to become available in the fourth quarter. These day rates reflect a continued strengthening due to increased demand in the Gulf of Mexico and the impact of hurricanes and, if sustained, will result in a gradual increase in our average day rates in the fourth quarter, as current vessel contracts expire.
      Hurricanes. Based on an inspection of our vessels after Hurricanes Katrina and Rita, none of our vessels nor our operating base in Houma, Louisiana sustained any significant damage.
      Executive Management Changes. On August 31, 2005, we announced that our Board of Directors appointed Trevor Turbidy to serve as our President and Chief Executive Officer. Mr. Turbidy replaced Mr. Joseph S. Compofelice, our Chairman, who had served as Interim Chief Executive Officer since March 31, 2005. Mr. Turbidy was also elected to our Board of Directors for a term expiring in 2006, filling a vacancy. We also announced the promotion of Geoff Jones to Vice President and Chief Financial Officer replacing Mr. Turbidy.
      General. Our principal executive offices are located at 2401 Fountainview Drive, Suite 920, Houston, Texas 77057. Our website address is www.tricomarine.com where all of our public filings are available, free of charge, through website linkage to the Securities and Exchange Commission. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered:	3,900,000 shares (none of these shares are being offered or sold by the selling stockholders listed in the accompanying prospectus)

Common stock to be outstanding immediately after the completion of this offering	14,204,442 shares

Use of proceeds	We intend to apply all of the net proceeds, as well as any proceeds from the exercise of the underwriters’ over-allotment option, to repay the outstanding balance under the revolver portion of our U.S. credit facility (approximately $6.0 million as of August 31, 2005), a portion or all of the term indebtedness outstanding under our U.S. credit facility (approximately $54.6 million as of August 31, 2005), as described below, and for general corporate purposes. Pursuant to our U.S. credit facility, we must offer the net proceeds from this offering to the lenders under such facility as a prepayment of the term portion of this indebtedness. If this prepayment is not accepted by any of the lenders in our U.S. credit facility, then we may not repay the portion of the term indebtedness held by those lenders until March 16, 2006 and must pay a 3% prepayment penalty in connection with a prepayment at that time. Prior to prepayment, the net proceeds will be invested in short-term commercial paper. Please read “Use of Proceeds”.

Over-the-Counter Bulletin Board symbol	TRMA.OB

Nasdaq symbol	TRMA

Summary Historical Financial and Operating Data
      The summary historical financial and operating data presented below for the three fiscal years ended December 31, 2004 is derived from our audited consolidated financial statements. The summary historical financial and operating data presented below for the six months ended June 30, 2004, the two-and-one half month period from January 1, 2005 to March 14, 2005, and the three-and-one half month period from March 15, 2005 to June 30, 2005 are derived from our unaudited financial statements. You should read this information in conjunction with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

								Successor
	Predecessor Company(1)							Company(1)

							Period from	Period from
							January 1,	March 15,
					Six Months		2005	2005
	Years Ended December 31,				Ended		through	through
					June 30,		March 14,	June 30,
	2002	2003	2004		2004		2005	2005

					(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except per share and share data)
Statement of Operations Data:
Charter hire revenues	$133,771	$123,290	$112,315		$49,213		$29,869	$47,475
Amortization of non-cash deferred revenues	—	—	—		—		—	3,837
Other vessel income	171	231	195		102		17	55

Total revenues	133,942	123,521	112,510		49,315		29,886	51,367
Operating expenses:
Direct vessel operating expenses and other	84,101	81,188	80,712		37,541		16,217	26,962
General and administrative	15,077	15,519	16,815		7,677		4,030	7,021
Amortization of marine inspection costs	10,225	10,775	11,432		6,013		2,055	—
Depreciation and amortization expense	31,870	33,392	32,931		16,674		6,703	7,497
Impairment of long-lived assets	5,200	—	8,584		8,584		—	—
Loss on assets held for sale	—	6,165	10,725		8,674		—	—
(Gain) loss on sales of assets	(454)	(1,045)	30		11		2	(278)
Impairment of goodwill	—	113,028	—		—		—	—

Total operating expenses	146,019	259,022	161,229		85,174		29,007	41,202
Operating income (loss)	(12,077)	(135,501)	(48,719)		(35,859)		879	10,165
Reorganization costs	—	—	(8,617)		(1,698)		(6,659)	—
Gain on debt discharge	—	—	—		—		166,459	—
Fresh-start adjustments	—	—	—		—		(219,008)	—
Interest expense	(28,432)	(30,159)	(33,405	)(2)	(17,928	)(2)	(1,940)	(2,680)
Amortization of deferred financing costs	(1,127)	(977)	(7,813	)(3)	(7,700	)(3)	(50)	(112)
Loss on early retirement of debt	(10,998)	—	(618)		(618)		—	—
Other income (loss), net	(794)	(649)	152		634		5	(10)

Income (loss) before income taxes	(53,428)	(167,286)	(99,020)		(63,169)		(60,314)	7,363
Income tax expense (benefit)	14,550	(2,888)	(3,068)		(1,989)		1,047	3,692

Net income (loss)	$(67,978)	$(164,398)	$(95,952)		$(61,180)		$(61,361)	$3,671

Basic Per Share Data:
Net earnings (loss) per share	$(1.87)	$(4.51)	$(2.60)		$(1.66)		$(1.66)	$0.36

Basic average common shares outstanding	36,260,993	36,470,940	36,876,152		36,856,773		36,908,505	10,203,623
Diluted Per Share Data:
Net earnings (loss) per share	$(1.87)	$(4.51)	$(2.60)		$(1.66)		$(1.66)	$0.35

Diluted average common shares outstanding	36,260,993	36,470,940	36,876,152		36,856,773		36,908,505	10,390,611

See footnotes on next page.

										Successor
	Predecessor Company(1)									Company(1)

									Period from	Period from
									January 1,	March 15,
							Six Months		2005	2005
	Years Ended December 31,						Ended		through	through
							June 30,		March 14,	June 30,
	2002		2003		2004		2004		2005	2005

							(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands)
Balance Sheet Data:
Working capital (deficit)	$(69,427	)(4)	$(27,740	)(4)	$(26,660	)(4)	$(334,380	)(5)	NA(6)	$(27,952	)(4)
Property and equipment, net	546,223		487,019		459,211		438,739		NA(6)	250,464
Total assets	747,175		585,191		550,755		542,484		NA(6)	323,740
Debt, including current portion	384,146		380,166		147,131		400,184		NA(6)	131,014
Liabilities subject to compromise	—		—		275,179		—		NA(6)	—
Stockholders’ equity	295,326		142,031		63,841		72,980		NA(6)	112,907
Cash Flow Data:
Cash flow from operations	$(7,845)		$(9,265)		$(14,761)		$(9,814)		$9,168	$(57)
Cash flow from investing activities	(69,515)		28,215		(5,144)		(11,355)		(650)	(125)
Cash flow provided by financing activities	53,358		(3,340)		7,048		18,067		(2,596)	(7,675)
Effect of exchange rates on cash	2,213		117		135		(221)		62	(459)

Net increase (decrease) in cash	$(21,789)		$15,727		$(12,722)		$(3,323)		$5,984	$(8,316)

(1)	We exited bankruptcy protection on March 15, 2005. In accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, we adopted “fresh-start” accounting as of March 15, 2005. Fresh-start accounting is required upon a substantive change in control and requires that the reporting entity allocate our reorganization value to our assets and liabilities in a manner similar to that which is required under Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations”. Under the provisions of fresh-start accounting, a new entity has been deemed created for financial reporting purposes. References in this prospectus supplement to the “Successor Company” refer to us on and after March 15, 2005, after giving effect to the provisions of the plan of reorganization and the application of fresh-start accounting. References to the “Predecessor Company” in this prospectus supplement refer to us prior to March 15, 2005. Our financial statements for the period ended December 31, 2004 and prior periods do not reflect the effect of any changes in our capital structure as a result of fresh-start accounting.

(2)	Includes a charge of $2.8 million for accelerated amortization of debt discounts.

(3)	Includes a charge of $7.2 million for the accelerated amortization of deferred financing costs.

(4)	Includes amounts outstanding under the NOK revolver, which are classified as current liabilities in accordance with SFAS No. 6.

(5)	Includes amounts outstanding under the NOK revolver, which are classified as current liabilities in accordance with SFAS No. 6, and amounts outstanding under the Senior Notes and the 2004 Term Loan, since events of default under those facilities had occurred.

(6)	Not applicable due to fresh start accounting, which was applied at an interim date that was not the end of a required reporting period.

      The table below sets forth by vessel class, the average day rates and utilization for our vessels and the average number of vessels we operated during the periods indicated.

	Six Months Ended
	June 30,		Years Ended December 31,

	2005(4)	2004	2004	2003	2002

Average Day Rates:(1) Supply (Gulf class)	$5,474	$4,295	$4,479	$4,954	$5,575
Supply/Anchor Handling (North Sea class)	15,956	10,360	10,875	11,295	11,641
Crew/line handling	2,215	2,480	2,522	2,897	2,654
Utilization:(2)
Supply (Gulf class)(3)	55%	45%	48%	51%	53%
Supply/Anchor Handling (North Sea class)	89%	72%	82%	82%	89%
Crew/line handling	90%	87%	89%	74%	67%
Average number of Vessels:
Supply (Gulf class)(3)	48.0	48.0	48.0	48.0	48.0
Supply/Anchor Handling (North Sea class)	17.6	19.0	18.5	19.7	18.8
Crew/line handling	17.0	17.0	17.0	16.8	17.3

(1)	Average vessel day rate is calculated by dividing a vessel’s total revenues in a period by the total number of days such vessel was under contract during such period.

(2)	Average vessel utilization is calculated by dividing the total number of days for which a vessel is under contract in a period by the total number of days in such period.

(3)	Stacked vessels are included in the average number of vessels and the calculation of utilization. Excluding stacked vessels, our utilization was 90% and 77% for the six month periods ended June 30, 2005 and 2004, respectively.

(4)	Includes periods of both the Successor and Predecessor companies, before and after our emergence from bankruptcy.

RISK FACTORS
      This offering involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our securities. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Relating to our Business

Our fleet includes many older vessels that may require increased levels of maintenance and capital expenditures to maintain them in good operating condition and the fleet may be subject to a higher likelihood of mechanical failure, inability to economically return to service or requirement to be scrapped. Additionally, our fleet includes a small waterplane area twin hull (SWATH) high capacity crewboat, which may not be able to be chartered economically.
      As of September 30, 2005, the average age of our vessels was 18 years. The age of many of our competitors’ fleets is substantially younger than ours. Our older fleet is generally less technologically advanced than many newer fleets, is not capable of serving all markets, may require additional maintenance and capital expenditures to be kept in good operating condition, and as a consequence may be subject to longer or more frequent periods of unavailability. For all of these reasons, our existing fleet may be impacted by a downturn in demand for offshore supply vessels more significantly than many of our competitors, which may have a material adverse impact on our financial condition and results of operations.
      We also own a SWATH and related inventory with an aggregate book value of approximately $8.0 million as of September 30, 2005. This vessel has not been under contract since early 2005, and, because of the unique nature of this vessel and the high operating costs, we may not be able to contract this vessel at an economical rate in the future. If we attempt to sell this vessel, there is no guarantee that we will succeed in finding a buyer, or that any buyer will pay an attractive price. Whether or not we sell the SWATH, we may be required to record material asset impairment charges in connection with the vessel. In addition, we will be required to repay $1.3 million of MARAD notes upon selling the SWATH.

The cost and availability of drydock services may impede our ability to return stacked vessels to the market in a timely manner.
      As of September 30, 2005, we had 16 cold-stacked vessels on which we will have to spend substantial sums in order to return them to service. A critical element of our strategy is the redeployment of vessels to growing international markets, as well as to more mature markets such as the Gulf of Mexico when we believe that sustained higher day rates justify such spending. If the cost to drydock these vessels should increase, or if the availability of shipyards to perform drydock services should decline, then our ability to unstack vessels in a timely manner to work at sustained higher day rates, or at all, could be materially affected, which may materially adversely affect our financial condition and results of operations.

Our inability to upgrade our fleet successfully could adversely affect our financial condition and results of operations.
      Since we do not plan to order new vessels that are not currently under construction, our ability to upgrade our fleet depends on the availability in the market of newer, more technologically advanced vessels with the capabilities to meet our customers’ increasing requirements. In addition, we plan to finance our acquisition of new vessels in part by the sale of some of our existing vessels, which are older than the vessels we intend to acquire. However, a number of markets in which we operate, as well as others in which we desire to operate, have age limitations, which could adversely affect our ability to successfully market our older vessels. If we are unable to charter our older vessels, then our ability to acquire newer vessels and upgrade our fleet may be adversely affected. If we cannot purchase new vessels (including existing contracts for vessels under construction), then our customers may hire our competitors’ vessels, and our financial condition and results of operations could be materially adversely affected.

Increases in size, quality and quantity of the offshore vessel fleet in areas where we operate could increase competition for charters and lower day rates and/or utilization, which would adversely affect our revenues and profitability.
      Charter rates for marine support vessels in our market areas depend on the supply of vessels. Excess vessel capacity in the offshore support vessel industry is primarily the result of either construction of new vessels or the mobilization of existing vessels into fully saturated markets. In recent years, we have been subject to increased competition from both new vessel constructions, particularly in the North Sea and the Gulf of Mexico, as well as vessels mobilizing into regions in which we operate. For example, certain of our competitors have constructed and have plans to construct additional new U.S.-flagged offshore supply vessels and foreign-flagged offshore supply vessels. A remobilization to the Gulf of Mexico of U.S.-flagged offshore supply vessels operating in other regions or a repeal or significant modification of the Jones Act or the administrative erosion of its benefits, permitting offshore supply vessels that are either foreign-flagged, foreign-built, foreign-owned or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of offshore supply vessels, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could increase competition for charters and lower day rates and/or utilization, which would adversely affect our revenues and profitability.

We are subject to risks inherent in conducting our business internationally.
      Our international operations are subject to a number of risks inherent to any business operating in foreign countries, and especially in developing countries. These risks include, among others:

•	Political instability;

•	Potential vessel seizure or confiscation, or the expropriation, nationalization or detention of assets;

•	Currency restrictions;

•	Import and export quotas and other forms of public and governmental regulation;

•	Lack of ability to collect amounts owed; and

•	Terrorist attacks.
      We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operations.
      In addition, as we expand internationally, an increasing portion of our operations will be subject to international regulations, including foreign cabotage laws. We may be forced to partner with local companies or otherwise restructure our operations to comply with such regulations, or may be required to cease operations in these areas. These arrangements, if available, may have an adverse effect on our financial condition and results of operations.

As a U.S. corporation, we are subject to the Foreign Corrupt Practices Act, and a determination that we violated this act may adversely affect our business and operations.
      As a U.S. corporation, we are subject to the regulations imposed by the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our business and results of operations.

Our marine operations are seasonal and depend, in part, on weather conditions. As a result, our results of operations will vary throughout the year.
      In the North Sea, adverse weather conditions during the winter months impact offshore development operations. In the Gulf of Mexico, we historically have enjoyed our highest utilization rates during the second and third quarters, as mild weather provides favorable conditions for offshore exploration, development and construction. Activity in the Gulf of Mexico may also be subject to stoppages for hurricanes, particularly during the period ranging from June to November. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

Our operations are subject to operating hazards and unforeseen interruptions for which we may not be adequately insured.
      Marine support vessels are subject to operating risks such as catastrophic marine disasters, natural disasters (including hurricanes), adverse weather conditions, mechanical failure, crew negligence, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of our vessels and our vessels’ tow or cargo or other property and in injury to passengers and personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry. We can make no assurances that we can renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. In addition, concerns about terrorist attacks, as well as other factors, have caused significant increases in the cost of our insurance coverage.

Our operations are subject to federal, state, local and other laws and regulations that could require us to make substantial expenditures.
      We must comply with federal, state and local regulations, as well as certain international conventions, the rules and regulations of certain private industry organizations and agencies, and laws and regulations in jurisdictions in which our vessels operate and are registered. These regulations govern, among other things, worker health and safety and the manning, construction and operation of vessels. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. If we fail to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations, we could be subject to substantial administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctive relief.
      Our operations also are subject to federal, state and local laws and regulations that control the discharge of pollutants into the environment and that otherwise relate to environmental protection. While our insurance policies provide coverage for accidental occurrence of seepage and pollution or clean up and containment of the foregoing, pollution and similar environmental risks generally are not fully insurable. We may incur substantial costs in complying with such laws and regulations, and noncompliance can subject us to substantial liabilities. The laws and regulations applicable to us and our operations may change. If we violate any such laws or regulations, this could result in significant liability to us. In addition, any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in our vessel operating expenses.

Our U.S. employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
      Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees or their representatives.

The loss of a key customer could have an adverse impact on our financial results.
      Our operations, particularly in the North Sea, West Africa, Mexico and Brazil, depend on the continuing business of a limited number of key customers. For the year ended December 31, 2004, our largest customer comprised approximately 6% of our total revenues. Our results of operations could be materially adversely affected if any of our key customers in these regions terminates its contracts with us, fails to renew our existing contracts or refuses to award new contracts to us.

We are exposed to the credit risks of our key customers, and nonpayment by our customers could adversely affect our financial condition or results of operations.
      We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers could adversely affect our financial condition, results of operations, and could reduce our ability to pay interest on, or the principal of, our credit facilities. If any of our key customers default on its obligations to us, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks.

The loss of key personnel may reduce operational efficiency and negatively impact our results of operations.
      We depend on the continued services of our executive officers and other key management personnel, the loss of any of whom could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers. We do not maintain key-man insurance. If we lose key personnel, then our ability to operate our business efficiently may be impaired and our results of operations may be negatively impacted.

Unionization efforts could increase our costs, limit our flexibility or increase the risk of a work stoppage.
      On June 30, 2005, approximately 60% of our employees worldwide were working under collective bargaining agreements, all of whom were working in Norway, the United Kingdom and Brazil. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs, limit our flexibility or increase the risk of a work stoppage.

The removal or reduction of the reimbursement of labor costs by the Norwegian government may increase our costs to operate our vessels in the North Sea.
      During July 2003, the Norwegian government began partially reimbursing us for labor costs associated with the operation of our vessels in the North Sea. In 2004, these reimbursements totaled $5.5 million. If this benefit is reduced or removed entirely, our direct operating costs will increase substantially and negatively impact our profitability.
Risks Relating to our Industry

We are dependent on the oil and gas industry. Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.
      Our revenues are primarily generated from entities operating in the oil and gas industry in the North Sea, the Gulf of Mexico, West Africa, Mexico and Brazil. Since our revenues are generated primarily from customers having similar economic interests, our operations are susceptible to market volatility resulting from economic or other changes to the oil and gas industry (including the impact of hurricanes). Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.
      Demand for our services depends heavily on activity in offshore oil and gas exploration, development and production. The level of exploration and development typically is tracked by the “rig count” in our market areas. The offshore rig count is usually the driving force behind the day rates and utilization in any given period. Depending on when we enter into long-term contracts, and their duration, the positive impact on us of an increase in day rates could be mitigated or delayed, and the negative impact on us of a decrease in day rates could be exacerbated or prolonged. This is particularly relevant to the North Sea market, where contracts tend to be longer in duration. A decrease in activity in the Gulf of Mexico and other areas in which we operate could adversely affect the demand for our marine support services, and may reduce our revenues and negatively impact our cash flows. If market conditions were to decline in market areas in which we operate, it could require us to evaluate the recoverability of our long-lived assets, which may result in write-offs or write-downs on our vessels that may be material individually or in the aggregate.

The marine support service industry is highly competitive. If our competitors are able to supply services to our customers at a lower price, then we may have to reduce our day rates, which would reduce our revenues.
      Our industry is highly competitive. Certain of our competitors have significantly greater financial resources than we have and more experience operating in international areas. Competition in the marine support services industry primarily involves factors such as:

•	price, service, safety record and reputation of vessel operators and crews; and

•	the quality and availability of vessels of the type, capability and size required by the customer.
      Any reduction in day rates offered by our competitors may cause us to reduce our day rates and may negatively impact the utilization of our vessels, which will negatively impact our results of operations.
Risks Relating to our Capital Structure

We are highly dependent on improved cash flow to meet our obligations and reduce our indebtedness in the future. If we are unable to increase our cash flow, we may not be able to meet our obligations under our credit facilities and we may not be able to secure additional financing or have sufficient capital to support our operations.
      We have a significant amount of indebtedness. As of August 31, 2005, we had total indebtedness of approximately $125.7 million, and substantially all of our assets are pledged to our lenders as collateral. Our level of debt could have important consequences to you, including the following:

•	inability of our cash generation level to support future interest and principal payments on our existing indebtedness;

•	inadequate cash for other purposes, such as capital expenditures and our other business activities, since we may need to use all or most of the operating cash flow to pay principal and interest on our outstanding debt;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in demand for our vessels and the marine transportation business, including mobilizing vessels between market areas;

•	restricting us from making acquisitions or exploiting business opportunities;

•	placing us at a competitive disadvantage compared to our competitors that have less debt relative to their operating scale; and

•	limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.
      In the longer term, our ability to pay debt service and other contractual obligations will depend on improving our future performance and cash flow generation, which in turn will be affected by prevailing economic and industry conditions and financial, business and other factors, many of which are beyond our control. If we have difficulty providing for debt service or other contractual obligations in the future, we will be forced to take actions such as reducing or delaying capital expenditures, reducing costs, selling assets, refinancing or reorganizing our debt or other obligations and seeking additional equity capital, or any combination of the above. We may not be able to take any of these actions on satisfactory terms, or at all.

Our credit agreements contain strict covenants that limit many aspects of our operations, which will require us to seek waivers, amendments or consents frequently in the ordinary course of our business, and may lead to the unintentional breach of one or more of these covenants from time to time. If we violate any of these covenants and we are unable to obtain a waiver, or if we otherwise default, then our lenders may declare amounts outstanding under our credit agreements to be immediately due and payable.
      A significant number of covenants under our credit facilities limit many aspects of our operations, including our ability to incur additional indebtedness or liens, and place restrictions on certain activities including disposing of property, declaring or paying dividends, re-flagging vessels outside the U.S., selling assets, making investments and entering into certain joint ventures, in each case without the consent of the lenders. In addition, other covenants restrict the amount of capital expenditures and maintenance, classification and marine inspection costs that may be incurred, impose minimum EBITDA requirements and maximum leverage ratios and restrict acquisitions. For a more detailed description of the terms of our U.S. credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included elsewhere in this prospectus supplement. Although we intend to use the proceeds of this offering to repay amounts outstanding under our U.S. credit facility, there is no assurance as to when we will be permitted to make such prepayments. See “Use of Proceeds” included elsewhere in this prospectus supplement.
      During the normal course of operating our business, we may not always be able to comply with one or more of these covenants, and therefore may need to seek waivers, amendments or consents from our lenders. While we have amended our U.S. credit facility and/or obtained waivers thereunder five times since March 15, 2005, in order to permit us to consummate a transaction or to cure inadvertent defaults or potential defaults, our lenders might not waive covenants for future potential transactions or future breaches of these covenants, or grant additional waivers without the payment of substantial fees. If we are unable to obtain a waiver of a future violation, we fail to make payments when due, we breach a representation or warranty, we commence insolvency proceedings, a judgment in excess of $5.0 million is entered against us or there is an occurrence of a material adverse event, our lenders could declare all amounts outstanding under our credit agreements to be immediately due and payable. Moreover, substantially all of our debt and certain of our operating leases have customary cross-default provisions, which means that an event of default under one of our debt instruments may trigger defaults under our other debt instruments. If such an event were to occur, we would not have sufficient financial resources to repay our indebtedness and our ability to operate our business would be substantially impaired.

We may not be able to repatriate funds from Norway to fund our U.S. operations, which could negatively impact our cash flows and limit our operational flexibility.
      Day rates in the Gulf of Mexico and our other geographic markets have fluctuated significantly in the last several years. If day rates or utilization levels for our U.S. fleet were to decline from current levels, we may have difficulty satisfying the covenant in the U.S. credit facility relating to EBITDA, as defined in the U.S. credit facility, for our U.S. operations. If our U.S. operations have difficulty complying with these covenants based on their operating results, then we will likely need to repatriate cash from our Norwegian subsidiaries to comply with the covenant. If we were not able to repatriate a sufficient amount of cash from our Norwegian subsidiaries, we could default on our U.S. credit facility, which could lead to our bankruptcy and/or insolvency.
      Our Norwegian subsidiaries currently generate the majority of our profits and our cash flow from operations, and from time to time we generate substantial liquidity in these subsidiaries. Our ability to repatriate funds depends on a number of factors, including:

•	the availability of cash at our Norwegian subsidiaries, or availability under the Norwegian Kroner, or NOK, revolving credit facility ($40.8 million available at June 30, 2005);

•	our compliance with certain provisions in the U.S. credit facility that effectively restrict the amounts we are permitted to repatriate;

•	our ability to comply with the funded debt to operating income plus depreciation and amortization covenant ratios in our Norwegian subsidiaries’ NOK term loan and NOK revolver following completion of the repatriation; and

•	our Norwegian subsidiaries having sufficient distributable equity to support the repatriation.
      Assuming that we are otherwise able to repatriate funds from Norway to the U.S., in order to do so in a tax-efficient manner we would also be required to:

•	obtain the consent of our lenders under the NOK term loan and NOK revolver; and

•	reduce the paid-in capital in one of our Norwegian subsidiaries without the incurrence of tax or other consequences by national regulating and taxing authorities in Norway.
      We may not be able to satisfy one or more of these conditions, and as a result we may not be able to repatriate funds from our Norwegian subsidiaries in a tax-efficient manner, or at all. This inability could materially and adversely affect our U.S. cash and liquidity position and, in certain circumstances, could result, alone or in combination with other circumstances, in a default under our U.S. credit facility.

We may face material tax consequences or assessments in countries in which we operate. If we are required to pay material tax assessments, our financial condition may be materially adversely affected.
      We have received tax assessments in Brazil during the past three years, and may receive additional assessments in the future. Our Brazilian subsidiary received tax assessments from Brazilian state tax authorities totaling approximately 26.2 million Reais ($11.2 million at June 30, 2005) in the aggregate. The tax assessments are based on the premise that certain services provided in Brazilian federal waters are considered taxable by certain Brazilian states as transportation services and are subject to a state tax. If the courts in these jurisdictions uphold the assessments, it would have a material adverse affect on our net income, liquidity and operating results. We do not believe any liability in connection with these matters is probable and, accordingly have not accrued for these assessments or any potential interest charges for the potential liabilities.
      In addition, our Norwegian subsidiary is a member of the Norwegian shipping tax regime, which enables the indefinite deferral of the payment of income taxes as long as certain criteria are met. If we fail to meet these criteria, we may be deemed to have exited the shipping tax regime and, as a result, the deferred tax liability may become due and payable. This could have a material adverse affect on our financial condition.

Our ability to utilize certain net operating loss carryforwards may be limited by certain events which could have an adverse impact on our financial results.
      Our ability to utilize certain net operating loss carryforwards may be limited by certain events. At March 15, 2005, we had estimated net operating loss carryforwards (“NOLs”) of $337.0 million for federal income tax purposes that were set to expire through 2024. Upon reorganization, we recognized cancellation of debt income of $166.5 million when our $250.0 million 8 7/8% senior notes due 2012 (the “Senior Notes”) were converted to equity, leaving approximately $170.5 million remaining post-reorganization NOLs. Due to the change in our ownership, the ultimate utilization of our NOLs may be limited as described below. Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” An ownership change may result from, among other things, transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years. The amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by us at the time of the change that are recognized in the five-year period after the change.

      Our reorganization created a change in ownership limitation on the utilization of our NOLs. As a result, we will be limited in the utilization of our NOLs to offset approximately $4.7 million of post-change taxable income per year.
      If another ownership change was to occur in the future, our NOL utilization might be further limited or eliminated completely, which may have a material adverse impact on our liquidity.

Our business segments have been capitalized and are financed on a stand-alone basis, which may hinder efficient utilization of available financial resources.
      In general, we operate through two primary operating segments, the North Sea and the Gulf of Mexico. These business segments have been capitalized and are financed on a stand-alone basis. Debt covenants and the Norwegian shipping tax regime preclude us from effectively transferring the financial resources from one segment for the benefit of the other. Over the past three years, our Gulf of Mexico operating segment has incurred significant losses while operating under a significant debt burden and has not been able to utilize the financial resources of our North Sea operating segment, which carried a lower level of debt during that time period.
      In an effort to maintain adequate funds for operations in the U.S., we have initiated the process of implementing a method to repatriate funds from Norway; however, there are substantial obstacles that we must overcome to achieve a funds transfer in a tax-efficient manner, including certain restrictions under our U.S. credit facility, and there can be no assurance as to the success of such efforts. For a discussion of the difficulties of repatriating funds from Norway, please read “We may not be able to repatriate funds from Norway to fund our U.S. operations, which could negatively impact our cash flows and limit our operational flexibility” above.

Financial statements for periods subsequent to our emergence from bankruptcy will not be comparable to those of prior periods, which will make it difficult for stockholders to assess our performance in relation to prior periods.
      After emergence from bankruptcy, the amounts reported in financial statements for periods subsequent to the date we emerged from Chapter 11 have materially changed. These changes are due primarily to:

•	the reorganization of our assets and liabilities as of March 15, 2005, the effective date of our plan of reorganization; and

•	the application of the provisions of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” which is commonly referred to as “fresh-start” accounting.
For example, as part of our fresh-start accounting adjustments, our long-lived assets have been reduced based on the fair market values assigned to our reorganized liabilities and current assets, and based upon a total equity value of $110.0 million as of March 15, 2005. Changes in accounting principles required under generally accepted accounting principles within twelve months of emerging from bankruptcy were required to be adopted as of the date of emergence from Chapter 11 bankruptcy protection. Additionally, we elected to make other changes in accounting practices and policies effective as of March 15, 2005. For all these reasons, our financial statements for periods subsequent to March 15, 2005 are not comparable to those of prior periods which will make it difficult for stockholders to assess our performance in relation to prior periods.

Currency fluctuations could adversely affect our financial condition and results of operations.
      Due to the size of our international operations, a significant percentage of our business is conducted in currencies other than the U.S. Dollar. We primarily are exposed to fluctuations in the foreign currency exchange rates of the Norwegian Kroner, the British Pound, the Brazilian Real and the Nigerian Naira. Changes in the value of these currencies relative to the U.S. Dollar could result in currency translation adjustments reflected as comprehensive income or losses on our balance sheet. Due to the fluctuation of these currencies, primarily the NOK, we incurred favorable accumulated foreign currency translation adjustments of

$17.7 million, $10.6 million and $71.5 million in 2004, 2003 and 2002, respectively, and we incurred an unfavorable accumulated foreign currency translation adjustments of $6.4 million for the six months ended June 30, 2005. In addition, currency translation gains and losses could contribute to fluctuations in our results of operations. We recognized foreign exchange losses of $0.3 million, $0.9 million, and $1.4 million for 2004, 2003 and 2002, respectively, and we recognized a foreign exchange loss of $0.2 million for the six months ended June 30, 2005. Future fluctuations in these and other foreign currencies may result in additional foreign exchange gains or losses, and could have a material adverse impact on our financial position.

Our ability to issue primary shares in the equity capital markets for our benefit after this offering could be limited by the terms of our registration rights agreement with certain of our existing common stockholders. Additionally, these stockholders may sell a large number of shares of common stock in the public market, which may depress the market price of our stock.
      Pursuant to our registration rights agreement with some of our stockholders, we have registered 6,996,200 shares of our common stock held by them. Under the terms of the registration rights agreement, we may be prohibited from effecting certain transactions in our common stock, including any public offering of our common stock, while these stockholders are effecting an underwritten offering of their common stock. As a result, our ability to access the equity capital markets at times when we believe the market is favorable could be limited, and we may have to access other sources of liquidity, such as our credit facility, even if those sources are less attractive to us than selling primary shares of our common stock in the market.
      Additionally, these stockholders will have the ability to sell a substantial number of shares of common stock in the market during a short time period. Sales of a substantial number of shares of common stock in the trading markets, whether in a single transaction or series of transactions, or the possibility that these sales may occur, could reduce the market price of our outstanding common stock.

The offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.
      Prior to this offering, our common stock was traded on the Over-the-Counter Bulletin Board. Although our common stock has been approved for listing on the Nasdaq National Market, there is no guarantee that a liquid market for our common stock will develop or be sustained after this offering. Moreover, the market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the offering price. You may not be able to resell your shares at or above the offering price. Among the factors that could affect our stock price are our operating and financial performance and prospects; quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenue; and sales of our common stock or other actions by our significant stockholders. In addition, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Risks Relating to the Ownership of our Common Stock

Our charter documents include provisions limiting the rights of foreign owners of our capital stock.
      Our restated certificate of incorporation provides that no shares held by or for the benefit of persons who are non-U.S. citizens that are determined, collectively with all other shares so held, to be in excess of 24.99% of our outstanding capital stock (or any class thereof) are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of our capital stock. Those shares determined to be in excess of 24.99% shall be the shares determined by our board of directors to have become so owned most recently. In addition, our restated certificate of incorporation provides that, at the option of our board, we may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. U.S. law currently requires that less than 25% of our capital stock (or of any other provider of domestic maritime support vessels) may be owned directly or indirectly by persons who are non-U.S. citizens. If this charter provision is ineffective, then ownership of 25% or more of our capital stock by non-U.S. citizens could result in the loss of our permits to engage in coastwise trade, which would negatively affect our Gulf of Mexico business. Please read “Description of Our Capital Stock — Certain Charter and Bylaw Provisions — Limitation on Foreign Ownership of Our Stock” in the accompanying prospectus.

Some anti-takeover provisions contained in our charter could hinder a takeover attempt.
      Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into classes of directors and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers and preventing you from getting a premium for your shares that would have otherwise been offered or delaying, deferring or preventing a change in control of our Company.

USE OF PROCEEDS
      We will receive net proceeds from this offering of approximately $86.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to apply all of the net proceeds, as well as the proceeds from any exercise of the underwriters’ over-allotment option, to repay the outstanding balance under the revolver portion of our U.S. credit facility (approximately $6.0 million as of August 31, 2005), a portion or all of the term indebtedness outstanding under our U.S. credit facility (approximately $54.6 million as of August 31, 2005), as described below, and for general corporate purposes.
      Pursuant to our U.S. credit facility, we must first offer the net proceeds from this offering to the lenders under such facility as a prepayment of the term portion of this indebtedness. If this prepayment offer is not accepted by any of the lenders in our U.S. credit facility, then we will not be permitted to repay the portion of the term indebtedness held by those lenders until March 16, 2006. Beginning on that date, we will be allowed to prepay all or any portion of the then-outstanding term indebtedness under our U.S. credit facility, together with a 3% prepayment penalty on the amount so prepaid. We may negotiate an earlier prepayment of this term indebtedness and may agree to pay a pre-payment penalty in connection with such earlier prepayment. Notwithstanding the repayment of all amounts outstanding under the revolver portion of the U.S. credit facility, this revolver will remain in place in accordance with its terms for as long as our U.S. credit facility remains in effect.
      Pending application of the net proceeds as set forth in this prospectus supplement, we intend to invest the net proceeds from this offering in short-term commercial paper rated at least A-1 by Standard & Poor’s Ratings Service or P-1 by Moody’s Investors Service, Inc. (or carrying an equivalent rating by another nationally recognized rating agency) and maturing within six months of our investment. As of August 31, 2005, there was approximately $60.6 million outstanding under our U.S. credit facility with a weighted average interest rate of 8.7% per annum.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005:

•	on a historical basis; and

•	as adjusted to reflect this offering of common stock and application of the estimated net proceeds from this offering in the manner described under “Use of Proceeds”.
      This table should be read together with our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

	As of June 30, 2005

	Historical	As Adjusted

	(in thousands)
Cash and cash equivalents	$10,838	$36,168

Debt, including current portions:
U.S. credit facility(1)	$59,550	$—
NOK revolver(2)	38,238	38,238
NOK term loan	19,501	19,501
MARAD notes and other indebtedness	13,725	13,725

Total debt	$131,014	$71,464

Stockholders’ equity:
Preferred stock(3)	$—	$—
Common stock(4)	103	142
Warrants — Series A(5)	1,649	1,649
Warrants — Series B(6)	635	635
Additional paid-in capital	112,146	198,623
Retained earnings(7)	3,671	2,035
Unearned compensation	(92)	(92)
Cumulative foreign currency translation adjustment	(5,205)	(5,205)

Total stockholders equity	$112,907	$197,787

Total capitalization	$243,921	$269,251

(1)	Includes both the $54.6 million outstanding under the term loan component and the $5.0 million outstanding under the revolving credit facility. As of August 31, 2005, there was $6.0 million outstanding under the revolving credit facility.

(2)	Formerly referred to as the Trico Supply Bank Facility.

(3)	5.0 million shares authorized; no shares outstanding.

(4)	25.0 million shares authorized; approximately 10.4 and 14.3 million shares issued and outstanding, historical and as adjusted, respectively; does not include approximately 1.0 million shares of common stock issuable under the Series A and Series B warrants or approximately 500,000 shares of common stock issuable under the Trico Marine Services, Inc. 2004 Stock Incentive Plan.

(5)	The Series A Warrants are exercisable until March 15, 2010 for, in the aggregate, 499,429 shares of our common stock, with a per share exercise price of $18.75.

(6)	The Series B Warrants are exercisable until March 15, 2008 for, in the aggregate, 499,429 shares of our common stock, with an exercise price of $25.00.

(7)	The adjustment in retained earnings assumes a prepayment penalty of 3.0% to be incurred upon repayment of the U.S. credit facility. See “Use of Proceeds” for a discussion of prepayment of the U.S. credit facility.
      This table does not reflect the issuance of up to 585,000 shares of common stock that may be sold to the underwriters upon exercise of their option to purchase additional shares of common stock, the proceeds of which will be applied in the manner described in “Use of Proceeds”.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2005 was approximately $111.7 million, or approximately $10.85 per share. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by 10,298,355 shares of common stock outstanding.
      After giving effect to our sale of 3,900,000 shares in this offering at a public offering price of $24.00 per share and after deduction of the estimated underwriting discounts and commissions, prepayment penalties and offering expenses, our as adjusted net tangible book value as of June 30, 2005 would have been approximately $196.6 million, or $13.85 per share. This represents an immediate increase in net tangible book value of $3.00 per share to existing stockholders and an immediate dilution of $10.15 per share to purchasers of common stock in this offering.

Public offering price per share	$24.00
Net tangible book value per share at June 30, 2005	$10.85
Increase per share attributable to new investors	3.00
As adjusted net tangible book value per share after offering	13.85

Dilution per share to new investors	$10.15

      The following table sets forth, on an as assumed basis as of June 30, 2005, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by us at a public offering price of $24.00 per share.

			Total
	Shares Purchased		Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

	(dollars in millions, except per share amounts)
Existing shareholders	10,298,355	73%	$111.7	54%	$10.85
New investors	3,900,000	27	93.6	46	24.00

Total	14,198,355	100%	$205.3	100%	$14.46

MARKET FOR OUR COMMON STOCK
      Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “TRMA.OB”. As of October 17, 2005, the last reported sales price of our common stock on the Over-the-Counter Bulletin Board was $25.50 per share of common stock and there were 10,304,442 shares of our common stock outstanding held by seven holders of record. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TRMA”. The following table sets forth the range of high and low bid quotation information of our common stock, as reported by Bloomberg L.P., for each calendar quarter.

	Range of Reported
	High and Low Bid
	Quotations(1)

	High	Low

2005:
First Quarter (beginning March 15, 2005)(2)	$24.00	$20.51
Second Quarter	$22.00	$16.00
Third Quarter	$26.90	$18.70
Fourth Quarter (through October 18, 2005)	$27.30	$24.00

(1)	Over-the counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

(2)	Our common stock was issued on March 15, 2005 in connection with our reorganization. All of our common stock outstanding prior to our reorganization was cancelled and is no longer outstanding. For a more detailed discussion of our reorganization, please read “Our Reorganization”.
DIVIDEND POLICY
      We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant. Our credit facility also effectively prohibits our ability to pay dividends to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data presented below for the five fiscal years ended December 31, 2004 is derived from our audited consolidated financial statements. The consolidated financial data presented below for the six months ended June 30, 2004, the two-and-one half month period from January 1, 2005 to March 14, 2005, and the three-and-one half month period from March 15, 2005 to June 30, 2005 are derived from our unaudited financial statements. You should read this information in conjunction with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

											Successor
	Predecessor Company(1)										Company(1)

										Period from	Period from
								Six Months		January 1,	March 15,
	Years Ended December 31,							Ended		2005 through	2005 through
								June 30,		March 14,	June 30,
	2000		2001	2002	2003	2004		2004		2005	2005

								(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except per share and share data)
Statement of Operations Data:
Charter hire revenues	$132,786		$182,527	$133,771	$123,290	$112,315		$49,213		$29,869	$47,475
Amortization of non-cash deferred revenues	—		—	—	—	—		—		—	3,837
Other vessel income	101		98	171	231	195		102		17	55

Total revenues	132,887		182,625	133,942	123,521	112,510		49,315		29,886	51,367
Operating expenses:
Direct vessel operating expenses and other	67,435		82,144	84,101	81,188	80,712		37,541		16,217	26,962
General and administrative	10,756		13,593	15,077	15,519	16,815		7,677		4,030	7,021
Amortization of marine inspection costs	13,831		13,424	10,225	10,775	11,432		6,013		2,055	—
Depreciation and amortization expense	33,419		32,888	31,870	33,392	32,931		16,674		6,703	7,497
Impairment of long-lived assets	—		24,260	5,200	—	8,584		8,584		—	—
Loss on assets held for sale	—		—	—	6,165	10,725		8,674		—	—
(Gain) loss on sales of assets	(3,921)		(937)	(454)	(1,045)	30		11		2	(278)
Impairment of goodwill	—		—	—	113,028	—		—		—	—

Total operating expenses	121,520		165,372	146,019	259,022	161,229		85,174		29,007	41,202
Operating income (loss)	11,367		17,253	(12,077)	(135,501)	(48,719)		(35,859)		879	10,165
Reorganization costs	—		—	—	—	(8,617)		(1,698)		(6,659)	—
Gain on debt discharge	—		—	—	—	—		—		166,459	—
Fresh-start adjustments	—		—	—	—	—		—		(219,008)	—
Interest expense	(29,883)		(26,232)	(28,432)	(30,159)	(33,405)		(17,928)		(1,940)	(2,680)
Amortization of deferred financing costs	(1,388)		(1,366)	(1,127)	(977)	(7,813)		(7,700)		(50)	(112)
Loss on early retirement of debt	—		—	(10,998)	—	(618)		(618)		—	—
Other income (loss), net	1,135		105	(794)	(649)	152		634		5	(10)

Income (loss) before income taxes	(18,769)		(10,240)	(53,428)	(167,286)	(99,020)		(63,169)		(60,314)	7,363
Income tax expense (benefit)	(5,332)		(3,317)	14,550	(2,888)	(3,068)		(1,989)		1,047	3,692

Net income (loss)	$(12,722	)(2)	$(6,923)	$(67,978)	$(164,398)	$(95,952	)(3)	$(61,180	)(3)	$(61,361)	$3,671

Basic Per Share Data:
Net earnings (loss) per share	$(0.39)		$(0.19)	$(1.87)	$(4.51)	$(2.60)		$(1.66)		$(1.66)	$0.36

Basic average common shares outstanding	32,827,836		36,250,604	36,260,993	36,470,940	36,876,152		36,856,773		36,908,505	10,203,623
Diluted Per Share Data:
Net earnings (loss) per share	$(0.39)		$(0.19)	$(1.87)	$(4.51)	$(2.60)		$(1.66)		$(1.66)	$0.35

Diluted average common shares outstanding	32,827,836		36,250,604	36,260,993	36,470,940	36,876,152		36,856,773		36,908,505	10,390,611

See footnotes on next page.

												Successor
	Predecessor Company(1)											Company(1)

											Period from	Period from
									Six Months		January 1,	March 15,
	Years Ended December 31,								Ended		2005 through	2005 through
									June 30,		March 14,	June 30,
	2000	2001	2002		2003		2004		2004		2005	2005

									(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands)
Balance Sheet Data:
Working capital (deficit)	$28,763	$43,175	$(69,427	)(4)	$(27,740	)(4)	$(26,660	)(4)	$(334,380	)(5)	NA(6)	$(27,952	)(4)
Property and equipment, net	491,062	450,057	546,223		487,019		459,211		438,739		NA(6)	250,464
Total assets	678,122	655,712	747,175		585,191		550,755		542,484		NA(6)	323,740
Debt, including current portion	326,655	305,095	384,146		380,166		147,131		400,184		NA(6)	131,014
Liabilities subject to compromise	—	—	—		—		275,179		—		NA(6)	—
Stockholders’ equity	299,581	291,726	295,326		142,031		63,841		72,980		NA(6)	112,907
Cash Flow Data:
Cash flow from operations	$539	$49,416	$(7,845)		$(9,265)		$(14,761)		$(9,814)		$9,168	$(57)
Cash flow from investing activities	8,100	(13,948)	(69,515)		28,215		(5,144)		(11,355)		(650)	(125)
Cash flow provided by financing activities	4,020	(21,450)	53,358		(3,340)		7,048		18,067		(2,596)	(7,675)
Effect of exchange rates on cash	(463)	158	2,213		117		135		(221)		62	(459)

Net increase (decrease) in cash	$12,196	$13,860	$(21,789)		$15,727		$(12,722)		$(3,323)		$5,984	$(8,316)

(1)	We exited bankruptcy protection on March 15, 2005. In accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, we adopted “fresh-start” accounting as of March 15, 2005. Fresh-start accounting is required upon a substantive change in control and requires that the reporting entity allocate our reorganization value to our assets and liabilities in a manner similar to that which is required under Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations”. Under the provisions of fresh-start accounting, a new entity has been deemed created for financial reporting purposes. References in this prospectus supplement to the “Successor Company” refer to us on and after March 15, 2005, after giving effect to the provisions of the plan of reorganization and the application of fresh-start accounting. References to the “Predecessor Company” in this prospectus supplement refer to us prior to March 15, 2005. Our financial statements for the period ended December 31, 2004 do not reflect the effect of any changes in our capital structure as a result of fresh-start accounting.

(2)	Includes $0.7 million in extraordinary items, net of taxes.

(3)	Includes charges of $2.8 million and $7.2 million for the accelerated amortization of debt discounts and deferred financing costs, respectively.

(4)	Includes amounts outstanding under the NOK revolver, which are classified as current liabilities in accordance with SFAS No. 6.

(5)	Includes amounts outstanding under the NOK revolver, which are classified as current liabilities in accordance with SFAS No. 6, and amounts outstanding under the Senior Notes and the 2004 Term Loan, since events of default under those facilities had occurred.

(6)	Not applicable due to fresh start accounting, which was applied at an interim date that was not the end of a required reporting period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the accompanying “Selected Consolidated Financial Data” and the financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed elsewhere in this prospectus supplement and the accompanying prospectus, particularly in “Risk Factors”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
Overview
      We are a Delaware holding company formed in 1993. We provide all of our services through our direct and indirect subsidiaries in each of the markets in which we operate. Our Norwegian subsidiaries include Trico Shipping AS, which owns all of our vessels operating in the North Sea, one vessel operating in West Africa and one vessel operating in Brazil. Our domestic subsidiaries include Trico Marine Assets, Inc., which owns substantially all of our vessels operating in the Gulf of Mexico, Mexico and Brazil, and Trico Marine Operators, Inc., which operates all of our vessels in the Gulf of Mexico and provides assistance to our other foreign operations. We operate internationally through a number of other foreign operating subsidiaries.
      We provide marine support vessels to the oil and gas industry, primarily in the North Sea, the Gulf of Mexico, West Africa, Mexico and Brazil. As of September 30, 2005, we had a total fleet of 81 vessels, including 48 supply vessels, 10 large capacity platform supply vessels, 6 large anchor handling, towing and supply vessels, 11 crew boats (including 3 crew boats we are leasing under ten-year operating leases expiring in 2012 and 2013), and 6 line handling (utility) vessels (including 5 line handling vessels under contract for sale). Our diversified fleet of vessels provide a broad range of services, including: (i) the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; (ii) towing drilling rigs and equipment from one location to another; and (iii) support for the construction, installation, repair and maintenance of offshore facilities. We also provide support for deepwater ROVs (remotely operated vehicles), well stimulation, sea floor cable laying and trenching services using our larger and more sophisticated vessels.
Primary Factors Affecting our Results of Operations
      Day Rates and Utilization. Our results of operations are affected primarily by the day rates we receive and our fleet utilization. Day rates are driven by four key factors:

•	demand for vessels of the type that we own;

•	customer requirements for vessels;

•	the supply of available vessels; and

•	competition.
      Demand for our vessels is primarily impacted by the level of offshore oil and gas drilling activity, which is typically influenced by exploration and development budgets of oil and gas companies. The number of drilling rigs in our market areas is a leading indicator of drilling activity. Our day rates and utilization rates are also affected by the size, configuration, age and capabilities of our fleet. In the case of supply vessels and PSVs, their deck space and liquid mud and dry bulk cement capacity are important attributes. In certain markets and for certain customers, horsepower and dynamic positioning systems are also important requirements. For crew boats, size and speed are important factors. Our industry is highly competitive and our day rates and utilization are also affected by the supply of other vessels with similar configurations and capabilities available in a given market area. Competition in the marine support services industry primarily involves factors such as:

•	price, service and reputation of vessel operators, safety record and crews; and

•	the quality and availability of vessels of the type and size required by the customer.
      Operating Costs. Our operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. When we charter vessels, we are typically responsible for normal operating expenses, repairs, wages and insurance, while our customers are typically responsible for mobilization expenses, including fuel costs. For periods prior to our reorganization, costs incurred for marine inspections and regulatory compliance were capitalized and amortized over the period between such inspections, typically two to five years. Following our reorganization, costs associated with marine inspections have been expensed as incurred. Generally, increases or decreases in vessel utilization do not significantly affect our direct operating costs incurred when the vessels are active, depending, among other things, on the length of time between periods of vessel utilization.
Management’s Outlook
      The oil and gas industry continues to experience strong growth due to increased demand for energy worldwide. We believe the following trends should benefit our operations and have a positive impact on our earnings:
      Sustained higher oil and gas prices, driven by global economic recovery, increasing demand from China and other emerging markets, and threatened reliability of supply in major oil producing nations has resulted in increased offshore drilling, construction and repair activity worldwide by independents, major international energy companies and national oil companies. The markets in which we operate have responded to the increase in oil and gas activity, resulting generally in higher utilization and day rates through the first half of 2005. We expect drilling activity will continue to be robust for the remainder of 2005, which should continue to provide us with attractive day rates and productive utilization levels for our vessels.
      In the future, we expect that international markets such as West Africa and Southeast Asia, among other regions, will command a higher percentage of worldwide oil and gas exploration, development, production and related spending and result in greater demand for our vessels. To capitalize on these long-term growth opportunities, we intend to deploy existing active and stacked vessels, as well as new vessels, to these regions.
Primary Measures Used by Management to Evaluate Our Results of Operations
      As our reorganization progressed in 2004, we focused primarily on cash flow from operations and our net changes in cash and cash equivalents in order to fund operations, maintain our fleet and service our debt. With regard to our operations, we primarily monitor day rates and the utilization of our vessels in our primary markets and in others around the world.

Our Results of Operations
      The table below sets forth by vessel class, the average day rates and utilization for our vessels and the average number of vessels we operated during the periods indicated.

	Six Months Ended
	June 30,		Years Ended December 31,

	2005(4)	2004	2004	2003	2002

Average Day Rates:(1) Supply/ Anchor Handling (North Sea class)	$15,956	$10,360	$10,875	$11,295	$11,641
Supply (Gulf class)	5,474	4,295	4,479	4,954	5,575
Crew/line handling	2,215	2,480	2,522	2,897	2,654
Utilization:(2) Supply/ Anchor Handling (North Sea class)	89%	72%	82%	82%	89%
Supply (Gulf class)(3)	55%	45%	48%	51%	53%
Crew/line handling	90%	87%	89%	74%	67%
Average number:
Supply vessels/ Anchor Handling (North Sea class)	17.6	19.0	18.5	19.7	18.8
Supply vessels (Gulf class)(3)	48.0	48.0	48.0	48.0	48.0
Crew/line handling	17.0	17.0	17.0	16.8	17.3

(1)	Average vessel day rate is calculated by dividing a vessel’s total revenues in a period by the total number of days such vessel was under contract during such period.

(2)	Average vessel utilization is calculated by dividing the total number of days for which a vessel is under contract in a period by the total number of days in such period.

(3)	Stacked vessels are included in the average number of vessels and the calculation of utilization. Excluding stacked vessels, our utilization was 90% and 77% for the six month periods ended June 30, 2005 and 2004, respectively.

(4)	Includes periods of both the Successor and Predecessor companies, before and after our emergence from bankruptcy.
      The table below sets forth by vessel class, the charter revenues for our vessels during the periods indicated (dollars in thousands).

	Six Months Ended June 30,				Years Ended December 31,

	2005	%	2004	%	2004	%	2003	%	2002	%

Charter Revenues:
PSVs/ AHTSs (North Sea)	$45,455	59%	$25,835	52%	$60,517	54%	$66,157	54%	$70,983	53%
Supply vessels (Gulf class)	26,116	34	16,705	34	37,899	34	43,866	36	51,597	39
Crew/line handling vessels	5,773	7	6,673	14	13,899	12	13,267	10	11,191	8

	$77,344	100%	$49,213	100%	$112,315	100%	$123,290	100%	$133,771	100%

Comparison of day rates and utilization during the six months ended June 30, 2005 to the six months ended June 30, 2004.
      Comparing the first six months of each year, day rates for the North Sea class increased 54% from $10,360 in the first six months of 2004 to $15,956 in the first six months 2005. Utilization increased from 72% in the first six months of 2004 to 89% in the first six months 2005. The increases were due to increased demand for North Sea vessels, particularly the AHTS class, during 2005. The impact of very strong market conditions in the North Sea during 2005 was partially offset by the fact that we have a majority of our North Sea vessels under medium or long-term contracts at day rates below current market prices.
      For the Gulf class supply vessels, six month average day rates increased 27% from $4,295 in the first six months of 2004 to $5,474 in the first six months of 2005. Utilization also increased for these vessels from 45% in the first six months of 2004 to 55% in the first six months of 2005. The increase in both day rates and utilization is a result of the increased seasonal demands, specifically in the second quarter, increased work related repairs from hurricane damage and reduced supply as a result of more vessels mobilizing to other worldwide markets.
      For our crew boats and line handling vessels, six month average day rates decreased 11% from $2,480 in the first six months of 2004 to $2,215 in the first six months of 2005, while utilization increased from 87% in the first six months of 2004 to 90% in the first six months of 2005. Day rates for our crewboats and line handling vessels may not be comparable to those of our competitors because five of our vessels are under bareboat charter contracts, which significantly reduce the average day rate for the class.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      Revenue. Our revenues in 2003 were $123.5 million compared to $112.5 million in 2004. The 9% decrease in revenues during the year was a result of lower average vessel day rates and utilizations, specifically for the Gulf class supply vessels and lower average vessel day rates for the North Sea class PSVs and AHTSs. To a lesser extent, revenues in 2004 were impacted by the full year effect of the sale of a large North Sea class AHTS vessel during September 2003 and the sale of an older PSV early in the third quarter of 2004. These decreases in revenues more than offset the favorable foreign currency translation impact related to our North Sea operations.
      For our North Sea class PSVs and AHTSs, average day rates decreased 4% from $11,295 in 2003 to $10,875 in 2004. Utilization remained flat at 82% in both 2003 and 2004. The decrease in day rates was a result of continued market pressure from competition and low levels of drilling activity, particularly in the first half of 2004.
      For the Gulf class supply vessels, average day rates decreased 10% from $4,954 in 2003 to $4,479 in 2004. Utilization also decreased for these vessels from 51% in 2003 to 48% in 2004. The decrease in both day rates and utilization is a direct result of the sustained low level of Gulf of Mexico exploration and development activity, particularly during the first half of 2004.
      Our crew boats and line handling vessels also experienced decreased average day rates and utilization in 2004 compared to 2003. Day rates decreased 13% from $2,897 in 2003 to $2,522 in 2004, while utilization increased from 74% in 2003 to 89% in 2004. The reduction in day rates and increase in utilization is largely due to three vessels bareboat chartered on a long-term basis during the third quarter of 2003.
      Direct Operating Expenses. Direct vessel operating expenses decreased 1% from $81.2 million in 2003 to $80.7 million in 2004. The decrease is primarily due to reductions in labor and payroll expenses and insurance costs, offset by increases to vessel repair and maintenance and supplies costs during 2004. The reduction in labor costs is a result of a reduction in U.S. headcount, and the full-year effect of an increase in the Norwegian government’s partial reimbursement of labor costs starting in July 2003. In addition, operating costs during 2004 were lower due to the sale of a large North Sea class AHTS vessel in September 2003. Direct vessel operating costs also increased due to the currency translation effect from 2003 to 2004 related to our North Sea operations.
      General and Administrative Expense. General and administrative expenses increased 8% from $15.5 million to $16.8 million when comparing 2003 to 2004. Increases in salary and related costs, particularly for severance amounts, and increased insurance, legal and accounting related costs to comply with the Sarbanes-Oxley Act of 2002 and costs associated with a new operations office in Nigeria more than offset cost decreases related to reductions in force in the Gulf of Mexico and the North Sea, resulting in a net increase in general and administrative expense during 2004. The legal and financial advisory costs associated with the reorganization initiative have been segregated from recurring legal and advisory costs included in general and administrative expense, and are discussed below.
      Marine Inspection Costs. Amortization of marine inspection costs increased $0.7 million or 6% from $10.8 million in the 2003 to $11.4 million in 2004. This increase is due to increased expenditures on classification costs in recent years.
      Depreciation and Amortization. Our depreciation and amortization expense decreased $0.5 million or 1% from $33.4 million in 2003 to $32.9 million in 2004. The decrease is primarily related to the depreciation recorded during the first six months of 2003 on the large North Sea class vessel sold in September 2003 offset partially by the sale of a PSV early in the third quarter of 2004.
      Impairment Charges. During the second quarter of 2003, we recorded a $28.6 million impairment charge related to our goodwill balance in accordance with SFAS No. 142. The majority of the charge related to the goodwill of our North Sea subsidiary, which we acquired in 1997. After continued deterioration in market conditions in the North Sea during the third and fourth quarters of 2003, we determined that an additional interim test of impairment was necessary as of December 31, 2003, and recorded an impairment charge on the remaining goodwill balance of approximately $84.4 million.
      During the quarter ended June 30, 2004, we evaluated our long-lived assets held for use for potential impairment and recorded an impairment charge of $8.6 million. We did not record any impairment charges during 2003. For more information, see Note 6 to the consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.
      During the second quarter of 2004, we initiated steps to actively market and sell three of our older North Sea class PSVs, and sold one of the vessels in July 2004. We performed an analysis of the assets at June 30, 2004, and determined that, based on the estimated selling prices less costs to sell, it was necessary to reduce the book values of the three North Sea class PSVs and we recorded a loss of $8.7 million during the second quarter of 2004. During the fourth quarter of 2004, we analyzed the remaining two PSVs being held for sale and recorded an additional impairment of $2.0 million based upon revisions to the estimated selling prices of the vessels, bringing the total loss on assets held for sale to $10.7 million. During 2003, we recorded total charges of $6.2 million in association with the sale of one of our larger North Sea AHTS vessels, and the sale of our investment in a construction project in Brazil.
      Gain on Sale of Assets. During 2003, we sold two crew boats and one supply vessel, which resulted in gains of $1.0 million in the aggregate.
      Reorganization Expense. During 2004, we expensed $8.6 million related to the reorganization effort, which includes fees to financial and legal advisors and accruals under the key employee retention program adopted in September 2004.
      Interest Expense. Interest expense increased $3.2 million, or 11%, from $30.2 million in 2003 to $33.4 million in 2004. Included in interest expense during 2004 is a charge of $2.8 million to accelerate the amortization of debt discounts on our Senior Notes and our $55.0 million term loan entered into in February 2004 (the “2004 Term Loan”). The amortization was accelerated during the second quarter because we defaulted in the payments under both the Senior Notes and the 2004 Term Loan, which resulted in the debt becoming immediately due and payable upon demand. In addition, for the majority of the second and third quarters of 2004, we were accruing interest on past-due amounts on the Senior Notes, and accruing and paying default interest premiums under the 2004 Term Loan. During 2004, we benefited from lower average interest rates on our NOK-based debt. We ceased accruing interest on the Senior Notes on the Commencement Date because the Senior Notes represent an under-secured liability. Interest expense related to our other debt facilities totaled $8.3 million during 2004. The reorganization eliminated approximately $22.2 million of annual interest expense.
      Amortization of Deferred Financing Costs. As a result of the Senior Notes and 2004 Term Loan balances being due and payable upon demand, we accelerated the amortization of our deferred financing costs, included in other assets, to expense the remaining unamortized balance during the second quarter of 2004. The acceleration resulted in a charge of $7.2 million, which is included in amortization of deferred financing charges during 2004.
      Loss on Early Retirement of Debt. We refinanced a portion of our U.S. dollar debt during February 2004 and recorded a loss of $0.6 million related to fees and the write-off of unamortized issuance costs related to our previous debt.
      Income Tax Benefit. We recorded a consolidated income tax benefit in 2004 of $3.1 million, which primarily related to our Norwegian operations. Our income tax benefit in 2003 was $2.9 million, also primarily related to our Norwegian operations. We provided a full valuation allowance against our U.S. deferred tax assets during 2003 and 2004 because it was not likely that the related tax benefits would be realized.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      Revenues. Our revenues in 2002 were $133.9 million compared to $123.5 million in 2003. The 8% decrease in revenues during the year was a result of lower average vessel day rates and utilizations, specifically in the Gulf class supply vessels and the North Sea AHTS vessels.
      For our North Sea PSVs and AHTSs, day rates decreased 3% from $11,641 in 2002 to $11,295 in 2003. Utilization also decreased from 89% in 2002 to 82% in 2003. The decrease in both day rates and utilization were results of continued market pressure from competition and low levels of drilling activity.
      For the Gulf class supply vessels, day rates decreased 11% from $5,575 in 2002 to $4,954 in 2003. Utilization also decreased for these vessels from 53% in 2002 to 51% in 2003. The decrease in both day rates and utilization is a direct result of the continued low level of Gulf of Mexico drilling activity.
      In contrast, our crew boats and line handling vessels experienced increased day rates and utilization in 2003 compared to 2002. Day rates increased 9% from $2,654 in 2002 to $2,897 in 2003, while utilization increased from 67% in 2002 to 74% in 2003. These increases were partly due to the full year effect of several two-year contracts for line handling vessels entered into during the third quarter of 2002 at increased day rates.
      Direct Operating Expenses. Direct vessel operating expenses decreased 3% from $84.1 million in 2002 to $81.2 million in 2003. The decrease is primarily due to reductions in vessel maintenance and repairs and labor costs during 2003, offset partially by an increase in supplies. The reduction in labor and maintenance costs is a result of an increase in the Norwegian government’s reimbursement of such costs, and the sale of the large North Sea AHTS in 2003.
      General and Administrative Expense. General and administrative expenses increased 3% from $15.1 million to $15.5 million when comparing 2002 to 2003. The increase in general and administrative expenses are related to increased insurance and professional fees, as well as increased costs associated with the new sales and operations offices in Mexico and Nigeria.
      Depreciation and Amortization Expense. Our depreciation and amortization expense increased $1.5 million or 5% from $31.9 million in 2002 to $33.4 million in 2003. Depreciation and amortization increased when comparing 2003 to 2002 due to our recording the first full year of depreciation for two vessels entering the North Sea fleet in 2002.
      Loss on Assets Held for Sale. During 2003, we recorded a charge of $6.2 million in association with the sale of one of our larger North Sea vessels, and the sale of our investment in a construction project in Brazil. The expense is classified as a “Loss on assets held for sale” since we recorded the charge when we committed to the formal plan to sell the assets.
      Impairment Charges. Also in 2003, we recorded two impairment charges to goodwill of $28.6 and $84.4 million during the second and fourth quarters of 2003, respectively. When performing our annual impairment test during the second quarter ended June 2003, we determined that an impairment was necessary for our goodwill balance related to the North Sea reporting unit and, to a lesser extent, Brazil. The June 2003 impairment was a result of the continued slowness in the North Sea market, which in turn, devalued the reporting unit. As a result, we recorded a charge of $28.6 million in the second quarter of 2003. After continued deterioration in market conditions in the North Sea during the third and fourth quarters of 2003, we determined that an additional interim test of impairment was necessary as of December 31, 2003. As a result of the December 2003 analysis, we determined that an additional impairment was warranted, and recorded an impairment on the remaining goodwill balance of approximately $84.4 million.
      Gain on Sale of Assets. During 2003, we sold two crew boats and one supply vessel, which resulted in gains of $1.0 million in the aggregate.
      Interest Expense. Interest expense increased $1.7 million or 6% as a result of a higher average debt balance, and the full year of expense for the Senior Notes, which were issued in May 2002 to replace the 8.5% senior notes.
      Income Taxes. Our $14.6 million tax expense in 2002 is a result of the deferred tax valuation allowance booked in 2002. We continued to book a full valuation allowance against our U.S. deferred tax assets during 2003. We recorded a consolidated income tax benefit in 2003 of $2.9 million, which is primarily related to our Norwegian operations.

Six Months Ended June 30, 2005 Compared to the Six Months Ended June 30, 2004
      We exited bankruptcy protection on March 15, 2005. In accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, we adopted “fresh-start” accounting as of March 15, 2005. Fresh-start accounting is required upon a substantive change in control and requires that the reporting entity allocate our reorganization value to our assets and liabilities in a manner similar to that which is required under Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations”. Under the provisions of fresh-start accounting, a new entity has been deemed created for financial reporting purposes. The following financial information and discussion reflects the Predecessor and Successor companies’ combined financial statements for the six months ended June 30, 2005 compared to the same period in 2004. Please refer to our Form 10-Q for the quarter ended June 30, 2005 for information detailing the combination of our Predecessor and Successor financial results.
      Revenues. Our charter hire revenues for the first six months of 2004 were $49.3 million compared to $77.3 million in the first six months of 2005, which is an increase of $28.1 million or 57%. In addition to the increase in day rates and utilization discussed previously, a weaker U.S. dollar relative to the Norwegian Kroner caused a $3.6 million favorable impact on revenues when comparing the first six months of 2004 to the first six months of 2005.
      Amortization of Non-Cash Deferred Revenues. During the first six months of 2005, we recorded $3.8 million of amortization of non-cash deferred revenue on unfavorable contracts. This amortization is required after several of our contracts were deemed to be unfavorable compared to market conditions on March 15, 2005, thus creating a liability which is required to be amortized as revenue over the contract periods.
      Direct Operating Expenses. Direct vessel operating expenses increased 15% from $37.5 million in the first six months of 2004 to $43.2 million in the first six months of 2005. The increase is primarily due to $3.7 million of marine inspection costs included in operating costs in the first six months of 2005. On March 15, 2005, we changed our method of accounting for marine inspection costs from the “defer and amortize” method to the “expense as incurred” method. Therefore, in all periods after March 15, 2005, marine inspection costs have been expensed as incurred. In future periods, because of our change in accounting methods related to marine inspection costs, our expenses in a given period may vary dramatically based on the timing and the number of marine inspections. In addition, a weaker U.S. dollar relative to the Norwegian Kroner caused a $1.4 million increase to direct vessel operating expenses when comparing the first six months of 2004 to the first six months of 2005.

      General and Administrative Expenses. General and administrative expenses increased 44% from $7.7 million to $11.1 million when comparing the first six months of 2004 to the first six months of 2005. The increase in general and administrative expenses is partially related to the recognition of $1.1 million of compensation expense related to stock option grants since March 15, 2005. We adopted the expense recognition provisions of SFAS No. 123R on March 15, 2005 in accordance with accounting guidance for companies emerging from bankruptcy. In addition, costs associated with recruiting and compensating our new Board of Directors and consulting costs had increased.
      Depreciation and Amortization Expense. Depreciation and amortization expense decreased $2.5 million from $16.7 million in the first six months of 2004 to $14.2 million in the first six months of 2005. The depreciation decrease is related to the overall reduction in the net book value of our long-lived assets which was recorded when the negative goodwill was allocated to our long-lived assets as a result of fresh-start accounting on March 15, 2005. In addition, we sold one North Sea vessel in July 2004 and another in April 2005, reducing quarterly depreciation by approximately $0.2 million.
      Impairment Charges. During the quarter ended June 30, 2004, we evaluated our long-lived assets held for use for potential impairment and recorded an impairment charge of $8.6 million. We did not record any impairment charges during the first six months of 2005.
      During the second quarter of 2004, we initiated steps to actively market and sell three of our older North Sea class PSVs, selling one of the vessels in July 2004, another vessel in April 2005 and the last vessel in July 2005. We performed an analysis of the assets at June 30, 2004, and determined that, based on the estimated selling prices less costs to sell, it was necessary to reduce the book values of the three North Sea class PSVs and we recorded a charge of $8.7 million during the second quarter of 2004.
      Reorganization Costs. Since April 2004, we have incurred expenses associated with our reorganization effort, primarily comprised of fees to legal and financial advisors. During the first six months of 2004, we expensed $1.7 million in fees related to the restructuring effort.
      Interest Expense. Interest expense decreased $13.3 million from $17.9 million in the first six months of 2004 to $4.6 million in the first six months of 2005. We ceased accruing interest on the Senior Notes on the Commencement Date of our bankruptcy. We recorded approximately $11.1 million of interest expense during the first six months of 2004 related to our Senior Notes. Also in the second quarter of 2004, we recorded a one-time charge of $2.8 million to accelerate the amortization of unamortized debt discounts on our Senior Notes and 2004 Term Loan. The amortization was accelerated during the second quarter since an event of default occurred under both the Senior Notes and the 2004 Term Loan, and the debt was payable upon demand. In addition, in exchange for modifications to our Norwegian credit agreements, our effective applicable margin increased 100 basis points on each Norwegian credit facility effective for the first quarter of 2005.
      Amortization of Deferred Financing Costs. Amortization of deferred financing costs decreased approximately $7.5 million when comparing the first six months of 2004 to the first six months of 2005. During the second quarter of 2004, as a result of the Senior Notes and 2004 Term Loan balances being due and payable upon demand, we accelerated the amortization on our deferred financing costs to expense the remaining unamortized balance. The acceleration resulted in a charge of $7.2 million, which was included in amortization of deferred financing charges during the quarter ended June 30, 2004.
      Loss on Early Retirement of Debt. In February 2004, we refinanced a portion of our U.S. dollar debt and recorded a loss of $0.6 million related to fees and the write-off of unamortized issuance costs related to our previous debt.
      Income Taxes. We recorded a consolidated income tax expense in the first six months of 2005 of $4.7 million, which is primarily related to the income generated by our Norwegian operations. We recorded an income tax benefit in the first six months of 2004 of $2.0 million, also primarily related to our Norwegian operations. We have booked a full valuation allowance against our U.S. net operating losses and deferred tax assets during 2004 and 2005.

Pro Forma Six Months Ended June 30, 2005 Compared to the Pro Forma Six Months Ended June 30, 2004
      The following financial information reflects the pro forma financial statements for the six months ended June 30, 2004 compared to pro forma financial statements for the same period in 2005, in each case prepared as if the financial restructuring occurred prior to each period presented. The pro forma financial information reflects the consummation of our plan of reorganization, including the exchange of the Senior Notes into new common stock and the adoption of new accounting policies, which are discussed in more detail in Note 4 to the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. This pro forma financial information includes significant pro forma adjustments. You should refer to the full pro forma presentation included in our Form 10-Q for the quarter ended June 30, 2005 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The pro forma financial information should also be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Pro Forma
	Results for the
	Six Months Ended
	June 30,

	2005	2004

	(Unaudited)	(Unaudited)
	(in thousands)
Revenues:
Charter hire	$77,344	$49,213
Amortization of non-cash deferred revenues	3,837	3,837
Other vessel income	72	102

Total revenues	81,253	53,152
Operating expenses:
Direct vessel operating expenses and other	44,456	44,832
General and administrative	11,082	7,826
Depreciation and amortization expense	12,738	12,574
Impairment of long-lived assets	—	8,584
Loss on assets held for sale	—	8,674
(Gain) loss on sales of assets	(276)	11

Total operating expenses	68,000	82,501
Operating income (loss)	13,253	(29,349)
Reorganization costs	(6,659)	(1,698)
Interest expense	(4,620)	(6,834)
Amortization of deferred financing costs	(162)	(7,700)
Loss on early retirement of debt	—	(618)
Other income (loss), net	(5)	634

Income (loss) before income taxes	1,807	(45,565)
Income tax expense (benefit)	4,739	(1,989)

Net loss	$(2,932)	$(43,576)

      Revenues. Our charter hire revenues for the first six months of 2004 were $49.3 million compared to $77.3 million in the first six months of 2005, which is an increase of $28.1 million or 57%. In addition to the increase in day rates and utilization discussed previously, a weaker U.S. dollar relative to the Norwegian Kroner caused a $3.6 million favorable impact on revenues when comparing the first six months of 2004 to the first six months of 2005.

      Direct Operating Expenses. Pro forma direct vessel operating expenses decreased 1% from $44.8 million in the first six months of 2004 to $44.5 million in the first six months of 2005. The decrease is primarily due to a reduction in marine inspection costs of $2.3 million, offset by the affect of changes in NOK to USD translation rates on operating expenses which increased operating expenses by approximately $1.4 million and increased supplies and maintenance costs. On March 15, 2005, we changed our method of accounting for marine inspection costs from the “defer and amortize” method to the “expense as incurred” method. Therefore, in all periods after March 15, 2005, marine inspection costs will be expensed as incurred. For pro forma purposes, we have assumed that the change in accounting methods was adopted prior to each period presented. Therefore, no amortization of deferred marine inspection costs is reported in this pro forma analysis. Included in direct vessel operating expenses for the six months ended June 30, 2004 and 2005 are $7.3 million and $5.0 million, respectively, of marine inspection costs that have been expensed as incurred on a pro forma basis. The decrease in marine inspection expenditures was primarily related to a large number of marine inspections being incurred during the first half of 2004, offset by the de-stacking of three Gulf of Mexico supply vessels during the second quarter of 2005.
      General and Administrative Expenses. Pro forma general and administrative expenses increased 42% from $7.8 million to $11.1 million when comparing the first six months of 2004 to the first six months of 2005. The increase in general and administrative expenses is related to increased consulting fees, stock compensation expense and insurance costs.
      Depreciation and Amortization Expense. Our pro forma depreciation and amortization expense increased $0.1 million from $12.6 million in the first six months of 2004 to $12.7 million in the first six months of 2005 on a pro forma basis. Pro forma depreciation and amortization was computed as if our emergence from bankruptcy occurred at the beginning of each period presented. Therefore, pro forma depreciation and amortization reflects the adjustment to recognize all assets at their fair market values, the application of negative goodwill to long-lived assets and the estimation of new remaining useful lives. The slight depreciation increase is related to changes in the NOK to USD currency translation rates, offset by the sales of North Sea vessels in July 2004 and April 2005, which were being depreciated during the first six months of 2004.
      Impairment Charges. During the quarter ended June 30, 2004, we evaluated our long-lived assets held for use for potential impairment and recorded an impairment charge of $8.6 million. We did not record any impairment charges during the first six months of 2005.
      During the second quarter of 2004, we initiated steps to actively market and sell three of our older North Sea class PSVs, selling one of the vessels in July 2004, another vessel in April 2005 and the last vessel in July 2005. We performed an analysis of the assets at June 30, 2004, and determined that, based on the estimated selling prices less costs to sell, it was necessary to reduce the book values of the three North Sea class PSVs and we recorded a charge of $8.7 million during the second quarter of 2004.
      Reorganization Costs. Since April 2004, we have incurred expenses associated with our reorganization effort, primarily comprised of fees to legal and financial advisors. During the second quarter of 2004, we expensed $1.7 million in fees related to the restructuring effort.
      Interest Expense. Pro forma interest expense decreased $2.2 million from $6.8 million in the first six months of 2004 to $4.6 million in the first six months of 2005. Pro forma interest expense does not include interest related to our Senior Notes, which were exchanged for equity during the reorganization. The decrease in interest expense relates to a one-time charge of $2.8 million to accelerate the amortization of unamortized debt discounts on our Senior Notes and 2004 Term Loan. The amortization was accelerated during the second quarter since an event of default occurred under both the Senior Notes and the 2004 Term Loan, and the debt was payable upon demand. In addition, in exchange for modifications to our Norwegian credit agreements, our effective applicable margin increased 1% on each Norwegian credit facility effective for the first quarter of 2005.
      Amortization of Deferred Financing Costs. Amortization of deferred financing costs decreased approximately $7.5 million when comparing the first six months of 2004 to the first six months of 2005. This decrease is attributable to the majority of deferred financing costs being expensed during the second quarter of 2004 when the Senior Notes and 2004 Term Loan became immediately due and payable upon demand as a result of defaults.
      Loss on Early Retirement of Debt. In February 2004, we refinanced a portion of our U.S. dollar debt and recorded a loss of $0.6 million related to fees and the write-off of unamortized issuance costs related to our previous debt.
      Income Tax Expense. We recorded an income tax benefit in the first six months of 2004 of $2.0 million, which is primarily related to the income generated by our Norwegian operations. We recorded a consolidated income tax expense in the first six months of 2005 of $4.7 million, also primarily related to our Norwegian operations. We have recognized a full valuation allowance against our U.S. net operating losses and deferred tax assets during 2004 and 2005.
Our Liquidity and Capital Resources

Description of Indebtedness

$75.0 Million U.S. Credit Facility
      On March 15, 2005, we entered into a $75.0 million U.S. credit facility, which is comprised of a $55.0 million term loan and a $20.0 million revolving credit facility. As of August 31, 2005, we had $54.6 million outstanding under the secured term loan component of our U.S. credit facility and $6.0 million of indebtedness outstanding under our revolving credit facility. Interest is recorded on our U.S. credit facility based on variable interest rates, plus the applicable margin, subject to floors. We have the ability to select our interest rate based on LIBOR or Prime rates, plus an applicable margin of 525 basis points or 425 basis points, respectively (8.7% at August 31, 2005). We may set interest rates over periods ranging from one to three months. The U.S. credit facility also contains a commitment fee of 1% on the unused portion of our revolving credit facility. The term portion of this indebtedness amortizes in annual increments of $5.0 million in 2007 through 2009, with the balance due at maturity in 2010.
      The U.S. credit facility is secured by substantially all of our domestically owned assets, including vessels working in other locations and accounts receivable, as well as pledges of stock from its other subsidiaries, including Trico Supply AS and Trico Shipping AS, our two primary North Sea subsidiaries and is guaranteed by substantially all of our domestic and international subsidiaries.
      Our U.S. credit facility provides for certain financial and other covenants, including affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, as well as covenants establishing maximum capital expenditures, maximum maintenance and marine inspection costs, minimum EBITDA, as defined therein, and maximum leverage ratio.
      Payment on the debt outstanding under our U.S. credit facility may be accelerated following certain events of default including, but not limited to:

•	failure to make payments when due;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	commencement of insolvency proceedings; and

•	entry of judgment in excess of $5.0 million and occurrence of a material adverse effect.
      We are currently in compliance with the financial covenants in the U.S. credit facility.
      The net proceeds to the Company from any equity issuance, including this offering, must be offered to the U.S. credit facility lenders as a prepayment of the term portion of that indebtedness. Mandatory prepayments may also be required upon certain events including asset sales, debt issuances, and excess cash flow as defined. We may not make any voluntary prepayments of the facility before March 15, 2006, the first anniversary of the funding. After that date, voluntary prepayments may be made at premiums of 3%, 2% and 1% for prepayments occurring before the second, third and fourth anniversaries of the funding, respectively. If accepted by the lenders, funds generated from equity issuances can be used as prepayments before the fourth anniversary without the incurrence of prepayment fees.
      We obtained the consent of the U.S. credit facility lenders for the sale of the five line handler vessels as of April 13, 2005. Although we notified the U.S. credit facility lenders on April 20, 2005 of the sale of a PSV on that date, formal consent and waiver of compliance for such sale and the use of proceeds to repay outstanding balances on our NOK revolver was not obtained from the U.S. credit facility lenders until May 9, 2005, in connection with which we agreed to permanently reduce the availability of the NOK revolver by the amount of such proceeds, and agreed to pay default interest to the U.S. credit facility lenders for the period from April 20, 2005 to May 9, 2005 plus an additional waiver fee. Also on May 9, 2005, we obtained the consent of the U.S. credit facility lenders for the July 2005 sale of a PSV. While we have amended our U.S. credit facility and/or obtained waivers thereunder five times since March 15, 2005, to permit us to consummate a transaction or to cure inadvertent defaults or potential defaults, there is no assurance that our lenders will waive covenants for future potential transactions or future breaches of these covenants, or grant additional waivers without the payment of substantial fees. Please read “Risk Factors — Risks Relating to our Capital Structure.”

NOK Term Loan
      On June 26, 2003, we entered into the NOK term loan in the amount of NOK 150.0 million ($22.9 million at June 30, 2005). Amounts borrowed under the NOK term loan bear interest at NIBOR (Norwegian Interbank Offered Rate) plus 2.0% (4.1% at June 30, 2005). The NOK term loan is required to be repaid in five semi-annual repayments of NOK 7.5 million ($1.4 million at June 30, 2005), with the first payment having occurred on June 30, 2004, and a final payment of NOK 112.5 million ($17.1 million at June 30, 2005) on June 30, 2006. Borrowings under the NOK term loan are collateralized by mortgages on two of our North Sea class vessels. As of August 31, 2005, the outstanding balance on the NOK term loan was NOK 127.5 million ($20.0 million).
      Our NOK term loan provides for certain financial and other covenants, including affirmative and negative covenants with respect to furnishing financial information, insuring our vessels, maintaining the class of our vessels, mortgaging or selling our vessels, borrowing or guaranteeing loans, complying with certain safety and pollution codes, paying dividends, managing our vessels, transacting with affiliates, flagging our vessels and assigning or pledging our earnings.
      During December 2004, we and our Norwegian lender agreed on terms to amend several covenants of the NOK term loan and the NOK revolver (described below) to exclude intercompany notes from the definition of funded debt, and to increase the maximum ratio of funded debt to operating income plus depreciation and amortization from 5.0 to 5.5. These covenant modifications increased our ability at that time to repatriate cash from Norway. As a result of the modifications, our effective interest rate increased 1% on both facilities. These covenant modifications were effective as of December 31, 2004. We are currently in compliance with the financial covenants in the NOK term loan.

NOK Revolver
      We entered into the NOK revolver in June 1998. In April 2002, we amended the NOK 650.0 million ($102.0 million at August 31, 2005) credit facility by increasing the capacity to NOK 800.0 million ($125.5 million at August 31, 2005) and revising reductions to the facility amount to provide for NOK 40.0 million ($6.3 million at August 31, 2005) reductions every six months starting in March 2003. The NOK revolver provides for a NOK 280.0 million ($43.9 million at August 31, 2005) balloon payment in September of 2009. Amounts borrowed under the NOK revolver bear interest at NIBOR plus 2.0% (4.1% at June 30, 2005). At August 31, 2005, we had NOK 200.0 million ($31.4 million) outstanding under this facility.

      The NOK revolver is collateralized by mortgages on 11 North Sea class vessels and contains covenants that require the North Sea operating unit to maintain certain financial ratios and places limits on the operating unit’s ability to create liens, or merge or consolidate with other entities. Our NOK revolver provides for other covenants, including affirmative and negative covenants with respect to furnishing financial information, insuring our vessels, maintaining the class of our vessels, mortgaging or selling our vessels, borrowing or guaranteeing loans, complying with certain safety and pollution codes, paying dividends, managing our vessels, transacting with affiliates, flagging our vessels and depositing, assigning or pledging our earnings.
      In connection with the sale of two PSV vessels described above, with the consent of our lenders under our U.S. credit facility, we permanently reduced the availability of the NOK revolver by the amount of the proceeds from the sales. Therefore, the facility was permanently reduced by $1.6 million in April 2005 upon completion of the sale of one PSV and was reduced again by $1.6 million in July 2005 upon completion of the sale of the second PSV. We are currently in compliance with the financial covenants in the NOK revolver.

Our Capital Requirements
      Our ongoing capital requirements arise primarily from our need to service debt, maintain or improve equipment, invest in new vessels and provide working capital to support our operating activities.
      At June 30, 2005, we had approximately $18.8 million in cash, of which $10.8 million was unrestricted. In addition to cash on hand, our NOK revolver has a total facility amount of NOK 600.0 million ($91.8 million at June 30, 2005) of which NOK 250.0 million ($38.2 million at June 30, 2005) was outstanding as of June 30, 2005. However, due to liquidity and other restrictions, we had NOK 267.0 million ($40.8 million at June 30, 2005) of remaining available capacity under the NOK revolver at June 30, 2005. We are not currently restricted by our financial covenant restricting funded debt to 5.5 times the level of operating income plus depreciation and amortization of our North Sea operations on a trailing twelve month basis. The NOK revolver availability reduces by NOK 40.0 million ($6.1 million at June 30, 2005) every March and September. If earnings were to decrease on a rolling twelve month basis, the facility’s availability would be further restricted. As of August 31, 2005, we had $14.0 million of available capacity under the revolver of our U.S. credit facility.
      Currently, we do not expect to repatriate cash from our Norwegian subsidiary in 2005 to fund our U.S. operations. We expect, barring any unexpected event that would materially and adversely affect our financial condition, that cash on hand in the U.S., cash generated from U.S. operations and availability under the U.S. credit facility’s revolving credit facility will be sufficient to fund our U.S. operations through December 31, 2005 and that cash provided by operating activities in our North Sea region will be sufficient to fund those operations during 2005.
      A large amount of payments made to financial advisors in the second quarter of 2005 required us to utilize approximately $5.0 million of the facility’s $20.0 million capacity in the second quarter and we utilized an additional $1.0 million in July 2005. In addition, we have performed an analysis of the financial covenants under the U.S. credit facility, and have determined that, if current day rates and utilization levels were to continue unchanged for the rest of 2005, and barring any unexpected event that would materially and adversely affect our financial condition, we would not expect to breach any of the financial covenants of the agreement.
      Although we do not expect to repatriate cash from our Norwegian subsidiary in 2005, we are preparing to reduce the paid-in capital in one of our Norwegian subsidiaries in order to provide us with the flexibility to repatriate cash from Norway in the future. In general, in order to repatriate funds from Norway to the U.S. in a tax-efficient manner, we would be required to reduce the paid-in capital in one of our Norwegian subsidiaries and put an intercompany note in place. As of June 30, 2005, we have not effectuated a reduction of paid-in capital and therefore are unable to repatriate funds in a tax efficient manner. Our ability to complete this reduction in paid-in capital depends on a number of factors, including:

•	The consent of our Norwegian bank syndicate,

•	The ability to complete the reduction without the incurrence of tax or other consequences by state and national regulating and taxing authorities in Norway,

•	The availability of cash at the Norwegian subsidiary, or availability under the NOK revolver in order to generate funds for the transfer, and

•	The ability to comply with the funded debt to operating income plus depreciation and amortization covenant ratios in the NOK term loan and NOK revolver following completion of the reduction.
      All of these factors will be required to be completed or resolved to enable us to repatriate funds from Norway in a tax efficient manner. As stated above, the available borrowing capacity under the NOK revolver was limited to approximately $40.8 million at June 30, 2005.
      During December 2004, we and our Norwegian lender agreed on terms to amend several covenants of the NOK term loan and the NOK revolver (described above) to exclude intercompany notes from the definition of funded debt, and to increase the maximum ratio of funded debt to operating income plus depreciation and amortization from 5.0 to 5.5. These covenant modifications increased our ability at that time to repatriate cash from Norway. As a result of the modifications, our effective interest rate increased 1% on both facilities. These covenant modifications were effective as of December 31, 2004. We are currently in compliance with the financial covenants in the NOK term loan.
      If we were able to reduce the paid-in capital, we would be able to repatriate funds from Norway up to the amount of the approved reduction without incurring withholding or other taxes, by putting an intercompany note in place for a similar amount. This ability would allow us to improve working capital in the U.S. and could further assist us in meeting certain covenants under the U.S. credit facility or to utilize the resources for other corporate purposes.
      We have classified the entire outstanding balance of the Trico Supply Bank Facility as a current liability for presentation in accordance with U.S. GAAP since the facility both has a subjective acceleration clause (material adverse change clause) and the facility replaces short-term advances with other short-term advances. For future cash flow planning purposes, we consider the NOK revolver to be a long-term source of funds since advances can be re-financed until the facility reduces over time, concluding in September 2009. As long as we are in compliance with the covenants of the NOK revolver, and the lender does not exercise the subjective acceleration clause, we are not obligated to repay and retire any amounts outstanding under the facility during the next twelve months. We had NOK 250.0 million ($38.2 million) and NOK 340.0 million ($55.9 million) outstanding under this facility as of June 30, 2005 and December 31, 2004, respectively. The NOK revolver has a final maturity of September 2009. One of our Norwegian subsidiaries, Trico Shipping AS, is the borrower under this facility.
      During the first six months of 2005, $9.1 million in funds were provided by operating activities compared to $9.8 million used in operating activities during the first six months of 2004. Operating cash flows increased by $18.9 million, primarily due to a $28.1 million increase in charter hire revenues, offset by cash flow changes in working capital. The working capital changes primarily relate to increased accounts receivables from the revenue increase and the timing of payables at the end of the periods.
      In the first six months of 2005, $0.8 million was used in investing activities, compared with $11.4 million used in investing activities in the first six months of 2004. Capital expenditures decreased by $3.2 million, primarily due to the lack of major capital projects during 2005. The 2004 use of cash was primarily a result of the February 2004 refinancing of the $50.0 million revolving credit agreement entered into in December 2002 (the “Bank Credit Facility”), which required us to cash collateralize our outstanding letters of credit, resulting in a use of $6.3 million of cash that was previously unrestricted.

      Cash used in financing activities was $10.3 million in the first six months of 2005 compared to $18.1 million provided by financing activities in the first six months of 2004. We refinanced the $54.6 million outstanding balance under the 2004 Term Loan with the $55.0 million term loan entered into in December 2004 (the “DIP Credit Facility”) on January 19, 2005 and later refinanced the DIP Credit Facility with the U.S. credit facility on March 15, 2005. In the aggregate, this is presented as both repayments of and proceeds from debt of $109.1 million. In addition, excess cash on hand in the North Sea during the six months of 2005 was used to repay amounts outstanding under the NOK revolver and we used $5.0 million of our U.S. revolving credit facility during the second quarter of 2005. In 2004, we refinanced our Bank Credit Facility in the U.S. with the 2004 Term Loan, which generated $20.4 million in net proceeds.
      Our liquidity and ability to continue as a going concern, including our ability to meet our ongoing operational obligations, is dependent upon, among other things, our:

•	ability to maintain adequate cash on hand, including our ability to repatriate cash from our foreign subsidiaries in a tax efficient manner;

•	ability to generate positive cash flow from operations;

•	ability to comply with the credit agreements, and

•	ability to achieve profitability following the reorganization.
      In general, we operate through two primary operating segments, the Gulf of Mexico and the North Sea. These business segments have been capitalized and are financed on a stand-alone basis. Debt covenants and the Norwegian shipping tax regime make it difficult for us effectively to transfer the financial resources from one segment for the benefit of the other. During the three year period preceding the reorganization, our Gulf of Mexico operating segment incurred significant losses while operating under a significant debt burden, and had not been able to utilize the financial resources of our North Sea operating segment, which carried a lower level of debt.
      The following table summarizes our contractual commitments as of June 30, 2005 (in thousands):

	Six Months
	Ended	Twelve Months Ended December 31,
	June 30,
	2005	2006	2007	2008	2009	2010	Thereafter	Total

Description
Debt(1)	$2,401	$20,862	$6,258	$6,258	$44,496	$45,808	$4,400	$130,483
Interest on fixed rate debt(2)	406	659	544	467	391	314	493	3,274
Interest on variable rate debt	4,547	6,363	5,711	5,296	4,499	547	—	26,963
Operating leases	754	1,468	1,445	1,387	1,387	1,376	3,111	10,928
Pension obligations	510	387	387	387	387	387	1,454	3,899

Total	$8,618	$29,739	$14,345	$13,795	$51,160	$48,432	$9,458	$175,547

(1)	Excludes fresh-start debt premium. We consider the NOK revolver to be a long-term source of funds since advances can be re-financed until the facility reduces over time, concluding in September 2009; therefore, the above table shows the Trico Banking Facility being repaid in its final year of maturity in September of 2009. In our consolidated balance sheet, the NOK revolver is classified as current in accordance with GAAP requirements.

(2)	Calculated at the rate applicable at June 30, 2005. We have projected the interest on the NOK revolver until its full maturity in 2009.
      We have issued standby letters of credit totaling $6.5 million as of June 30, 2005. As a result of the provisions within the letter of credit agreements and the retirement of the bank credit facility, we posted the entire balance of standby letters of credit plus 5% ($6.8 million) into an escrow account. In addition, we deposited $1.7 million cash with General Electric Capital Corporation, or GECC, in June 2004, which is included in “Other assets”.
      At June 30, 2005, we did not have any planned capital expenditures other than approximately $2.6 million to fund vessel improvements and other capital expenditures to be incurred during the remainder of 2005. In addition, we anticipate spending approximately $5.0 million to fund upcoming vessel marine inspections during the remainder of 2005. In addition, we may de-stack some of our stacked fleet. As a result of a substantial refurbishment of the stacked fleet between 1998 and 2000, it is anticipated that the cost to de-stack these vessels will be approximately $0.3 million to $0.7 million per vessel.
      During the past year, we mobilized several vessels from the Gulf of Mexico fleet into international markets. We provide for certain costs including fuel and transportation charges, and if necessary, perform certain regulatory tasks in order to mobilize a vessel into a new market. As part of our business plan, we anticipate relocating vessels to other markets, and as such, we will incur additional mobilization costs in 2005 and 2006.
      On April 29, 2005, we filed a shelf registration statement with the Securities and Exchange Commission, or the “Commission.” The shelf registration statement covers the offer and sale from time to time: (1) by us of 2,000,000 shares of our common stock and (2) by the selling stockholders named in the registration statement of up to 6,996,200 shares of our common stock. On September 9, 2005, we filed a shelf registration statement with the Commission to increase the number of shares of common stock that may be offered by us from 2,000,000 shares of common stock to 4,500,000 shares of common stock. Following this offering, we will have 600,000 shares available for issuance by us under our shelf registration statement.
Our Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, fixed assets, deferred expenses, inventories, income taxes, pension liabilities, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      We consider certain accounting policies to be critical policies due to the significant judgment, estimation processes and uncertainty involved for each in the preparation of our condensed consolidated financial statements. We believe the following represent our critical accounting policies.
      Financial reporting by entities in reorganization. While under Chapter 11 of the bankruptcy code, the financial statements are prepared in accordance with the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”). SOP 90-7 required us to, among other things, (1) identify transactions that are directly associated with the bankruptcy proceedings from those events that occur during the normal course of business, (2) identify pre-petition liabilities subject to compromise separately from those that are not subject to compromise or are post-petition liabilities and (3) apply “fresh-start” accounting rules upon emergence from Bankruptcy. According to our confirmed plan of reorganization, only our Senior Notes and the related accrued interest were subject to compromise. In addition, we discontinued accruing interest on the Senior Notes as of December 21, 2004 (the “Commencement Date”). Upon confirmation of the plan of reorganization by the Bankruptcy Court, we adopted “fresh-start” accounting as required by SOP 90-7 on the effective date of the reorganization.
      The most significant assumption impacting our reorganized balance sheet on March 15, 2005 relates to the determination of our reorganization value. To facilitate the calculation of the reorganization value of the Successor Company, we developed a set of financial projections. Based on these financial projections, the reorganization value was determined by the Company, with the assistance of its financial advisors, using various valuation methods, including (i) a comparable company analysis which estimates the value of the Company based on the implied valuations of other similar companies that are publicly traded; (ii) a discounted cash flow analysis which estimates the value of the Company by determining the current value of estimated future cash flows to be generated; and (iii) a net operating loss carryforwards, or NOL, valuation analysis which estimated the present value of the tax savings the NOLs would provide relative to the taxes the reorganized Debtors would pay absent the application of such NOLs. The future enterprise value is highly dependent upon achieving the projected financial results set forth in the projections as well as the realization of certain other assumptions which are beyond our control. As confirmed by the Bankruptcy Court, the estimated reorganization value of the Company was determined to be approximately $110.0 million. After determining the reorganization value, other significant assumptions related to the fair values attributed to our long-lived assets, which were generally obtained by use of independent third party appraisals. The application of fresh-start accounting resulted in negative goodwill of $155.1 million, which was allocated on pro-rata basis to reduce the value of long lived assets, primarily marine vessels.
      Revenue recognition. We earn and recognize revenues primarily from the time of chartering and bareboat chartering of vessels to customers based upon daily rates of hire. A time charter is a lease arrangement under which we provide a vessel to a customer and we are responsible for all crewing, insurance and other operating expenses. In a bareboat charter, we provide only the vessel to the customer, and the customer assumes responsibility to provide for all of the vessel’s operating expenses and generally assumes all risk of operation. Vessel charters may range from several days to several years.
      Accounting for long-lived assets. We have approximately $250.4 million in net property and equipment (excluding assets held for sale) at June 30, 2005, which comprises approximately 77% of our total assets. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections, including the estimation of useful lives, residual values and when necessary, impairment charges (see below for discussion of impairment policy) and the application of fresh-start accounting.
      On March 15, 2005, we recorded our vessels at their estimated fair values, reduced by the pro-rata application of negative goodwill as discussed previously. Prior to March 15, 2005, we recorded vessels at acquisition cost. Depreciable life is determined through economic analysis, reviewing existing fleet plans, and comparing estimated lives to competitors that operate similar fleets. Depreciation for financial statement purposes is provided on the straight-line method, assuming a salvage value of between zero and 10% for marine vessels. Residual values are estimated based on our historical experience with regards to the sale of both vessels and spare parts, and are established in conjunction with the estimated useful lives of the vessel. Marine vessels are depreciated over useful lives ranging from 15 to 35 years from the date of original acquisition, estimated based on historical experience for the particular vessel type. Major modifications, which extend the useful life of marine vessels, are capitalized and amortized over the adjusted remaining useful life of the vessel. Buildings and improvements are depreciated over a useful life of 15 to 40 years. Transportation and other equipment are depreciated over a useful life of five to ten years. Upon our emergence from bankruptcy, we reset the remaining lives of our long-lived assets and began to depreciate the new book values over those remaining useful lives, which ranged from 3 years to 27 years. When assets are retired or disposed, the cost and accumulated depreciation thereon are removed, and any resultant gains or losses are recognized in current operations. We utilize our judgment in (i) determining whether an expenditure is a maintenance expense or a capital asset; (ii) determining the estimated useful lives of assets; (iii) determining the salvage values to be assigned to assets; and (iv) determining if or when an asset has been impaired. The accuracy of these estimates affects how much depreciation expense we recognize in our income statement, whether we have a gain or loss on the disposal of an asset, and whether or not we record an impairment loss related to an asset.
      Impairment of long-lived assets other than goodwill. In accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”, we review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. We record impairment losses on long-lived assets used in operations when the net undiscounted cash flows estimated to be generated by those assets or asset groups are less than the carrying amount of those items. We have grouped assets together for impairment testing purposes if they are determined to be interchangeable within their asset class. Cold-stacked vessels are grouped with other like vessels for impairment review if the cold-stacked vessel is determined to be capable of returning to service without an economic burden to the Company, and is expected to be marketable once it returns. For grouped classes, we have not considered individual assets on a stand-alone basis for review, unless that vessel is considered withdrawn from service. As of September 30, 2005, we had approximately 16 cold-stacked vessels after having activated three cold-stacked vessels in the second quarter of 2005. We have concluded that none of these vessels will be withdrawn from service in the next twelve months; however a decision to market and sell two of these cold-stacked vessels was made on April 29, 2005. In performing our impairment analysis, we have estimated the costs to destack these vessels, and included those costs in our cash flow projections. For assets held for sale, impairment losses are recorded when the carrying amount of the asset exceeds the fair value of the asset less transaction costs or commissions. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market rates, utilization, operating performance and other factors. Our estimates of cash flows may differ from actual cash flows due to changes in economic conditions or changes in an asset’s operating performance, among other things. If the undiscounted value of the cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the net discounted cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding future market rates, utilization and operating performance could materially affect our evaluations.
      Restricted cash. The Company segregates restricted cash due to legal or other restrictions regarding its use. At June 30, 2005, the majority of the total restricted cash balance of $7.9 million relates to cash held in escrow for outstanding letters of credit, as prescribed following the Company’s retirement of the Bank Credit Facility. Since the cash held in escrow for outstanding letters of credit will not be used to offset currently maturing liabilities, the balance of $6.9 million has been classified as “Restricted cash — noncurrent” in the accompanying condensed consolidated financial statements. To a lesser extent, the Company has statutory requirements in Norway which require a subsidiary to segregate cash that will be used to pay tax withholdings in following periods, and other cash amounts held in escrow for specific purposes aggregating $1.0 million at June 30, 2005, which are classified as current assets.
      Losses on insured claims. The Company limits its exposure to losses on insurance claims by maintaining liability coverages subject to specific and aggregate liability deductibles. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company’s historical loss experience and valuations provided by independent third-party consultants. To the extent that estimated self-insurance losses differ from actual losses realized, the Company’s insurance reserves could differ significantly and may result in either higher or lower insurance expense in future periods.
      Deferred tax valuation allowance. Income taxes are determined in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the condensed consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance was established in the third quarter of 2002 associated with the U.S. deferred tax asset because it was not likely that this benefit would be realized. Because conditions about the likelihood of realization have not changed, we have continued to maintain this valuation allowance against all U.S. deferred tax assets. Although taxes are not currently owed, we provide for and classify as deferred the future tax liability on the earnings of our Norwegian subsidiary which operates under the Norwegian shipping tax regime.
      Marine inspection costs. For all periods prior to March 15, 2005, we recorded the cost of major scheduled dry-dockings in connection with regulatory marine inspections for our vessels as deferred charges. Under this method of accounting, deferred marine inspection costs were amortized over the expected periods of benefit, which typically ranged from two to five years. On March 15, 2005, we elected to change our accounting policy to record all marine inspection costs as expenses in the period in which the costs are incurred. The Company believes that this change is preferable because it provides a better presentation of operating expenses and earnings during a given period.
      Non-regulatory dry-docking expenditures that are considered major modifications, such as lengthening a vessel, installing new equipment or technology, and performing other procedures which extend the useful life of the marine vessel, are capitalized and depreciated over the estimated useful life. All other non-regulatory dry-docking expenditures are expensed in the period in which they are incurred.
      Equity-based compensation. Following the accounting guidance set forth SOP 90-7, we adopted SFAS No. 123R upon emerging from bankruptcy on March 15, 2005. Among other things, this statement requires the fair-value based method of accounting for equity-based compensation to employees. Under this method, we will measure the fair value of equity-based awards issued to employees at the grant date and amortize the cost of that award over the period in which service is rendered. As a result of issuing stock options in connection with the emergence of bankruptcy, some of which were immediately vested, we recorded approximately $1.1 million of compensation expense related to the adoption of SFAS No. 123R during the six months ended June 30, 2005.
      Deferred revenue on unfavorable contracts. During the application of fresh-start accounting, the Company was required to refer to the guidance in SFAS No. 141, “Business Combinations” (“SFAS No. 141”) to determine the fair value of its assets and liabilities before the application of negative goodwill. SFAS No. 141 requires the Company to record all contracts that are in-process at March 15, 2005 at fair market value based on estimated normal profit margins at that date. As such, an asset for favorable contracts or a liability for unfavorable contracts is required to be recorded. These assets or liabilities are then required to be amortized based on revenues recorded over the remaining contract lives, effectively resulting in the recognition of a normal profit margin on contract activity performed subsequent to the acquisition. As required, the Company performed an evaluation of its contracts and determined that, as a result of recent market improvements in the North Sea, several of its contracts were unfavorable compared to market conditions as of March 15, 2005. As a result, the Company recorded deferred revenues of NOK 101.9 million ($16.7 million at March 15, 2005) related to its charter hire contracts in the North Sea, representing the unfavorable contract amounts discounted to present values. Significant assumptions in determining the unfavorable contract value included estimates of current market rates for similar term contracts and estimates of the likelihood of our option periods under the contracts being exercised by the charterer. Accordingly, the Company is required to amortize the deferred revenue on unfavorable contracts liability by increasing revenues related to the identified contracts over the remaining terms of the charters. Although no additional cash benefit will be recognized by the Company, the reversal of deferred revenue on unfavorable contracts will have a positive impact on the Company’s stated revenues and operating income during future periods, particularly the remainder of 2005 and 2006. During the period from March 15, 2005 to June 30, 2005, the Company recorded approximately NOK 25.1 million ($3.8 million) of non-cash revenues related to the reversal of deferred contract revenues. The remaining liability of NOK 77.8 million ($11.9 million at June 30, 2005) is included in “Deferred revenues on unfavorable contracts” in the consolidated balance sheet at June 30, 2005.
New Accounting Standards
      As part of its short term international convergence project, the FASB is amending FAS No. 128, “Earnings Per Share” to make it consistent with international accounting standards and make earnings per share (“EPS”) computations comparable on a global basis. The amendment changes the computation of EPS by changing the treasury stock method and contingent share guidance for computing year-to-date EPS, assuming that the settlement of contracts that may be settled in stock will be settled by share issuances for the purposes of computing diluted EPS, and by requiring that mandatory redeemable convertible securities be included in the weighted-average number of shares outstanding used in computing basic EPS from the date the conversion becomes mandatory. The proposed standard is expected to be issued in the third quarter of 2005. Although the Company is in process of analyzing this proposed statement, it is likely that the statement will lower diluted EPS in future periods.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29, “Accounting for

Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not expected to have an impact on our financial position or results of operations.
      In September 2004, the EITF reached a consensus on EITF Issue No. 04-10, “Applying Paragraph 19 of FAS 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” The consensus states that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria (a)-(e) listed in paragraph 17 of SFAS No. 131. The effective date of the consensus in this Issue will coincide with the effective date of an anticipated FASB Staff Position, or SFP, that will provide guidance in determining whether two or more operating segments have similar economic characteristics. The consensus should be applied to fiscal years ending after that effective date, and the corresponding information for earlier periods, including interim periods, should be restated unless it is impractical to do so. Early application is permitted. The FASB staff anticipates that the final issuance of the FSP and its effective date will be in 2005. We do not anticipate a material impact on the financial statements from the adoption of this consensus.
      In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FAS No. 3.” This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is defined as reporting results as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial statements or results of operations unless a future change in accounting principle is made.
      In June 2004, the FASB issued an exposure draft entitled “Fair Value Measurements.” This proposed standard will define fair value and establish a framework for applying the fair value measurement objective in GAAP. The statement will focus on “how” to measure fair value, not “what” to measure at fair value, and is intended to improve the consistency and comparability of the measurements, codify and simplify the guidance that currently exists for developing the measurements, and improve disclosures about the measurements. The proposed standard is expected to be issued in the third quarter of 2005, and is proposed to be effective for fiscal years beginning after June 15, 2005. The adoption of this proposed standard is not expected to have a material impact on the Company’s financial statements or results of operations.

BUSINESS
General
      We are a leading provider of marine support vessels to the offshore oil and gas industry, primarily in the North Sea, Gulf of Mexico, West Africa, Mexico and Brazil. As of September 30, 2005, we had a total fleet of 81 vessels, including 10 large capacity platform supply vessels, 6 large anchor handling, towing and supply vessels, 48 supply vessels, 11 crew boats (including three crew boats we are leasing under ten-year operating leases expiring in 2012 and 2013), and 6 line handling (utility) vessels (including five line handling vessels under contract for sale). Our diversified fleet of vessels provides a broad range of services to offshore oil and gas operators, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation and maintenance of offshore facilities. Using our larger and more sophisticated vessels, we also provide support for deepwater ROVs (remotely operated vehicles), well stimulation, sea floor cable laying and trenching services.
      Typically, marine support vessels are priced to the customer on the basis of a daily rate, or “day rate”, regardless of whether a charter contract is for several days or several years. The average day rate of a vessel, or class of vessel, is calculated by dividing its revenues by the total number of days such vessel was under contract during a given period. A vessel’s utilization is the number of days in a period the vessel is under contract as a percentage of the total number of days in such period. Vessel demand is most directly impacted by offshore drilling activity. Vessel day rates and utilization are generally impacted by vessel demand, availability of vessels in the region and various factors such as vessel size, capacity, horsepower, age and whether a vessel has equipment such as sophisticated dynamic positioning and fire-fighting systems.
Competitive Strengths

•	Well positioned in the largest offshore markets. We maintain a strong position in the North Sea and Gulf of Mexico, which are the world’s most active offshore oil and gas production regions. Both of these markets have strengthened considerably in 2005 as offshore drilling, construction and repair activity has increased as a result of sustained higher oil and gas prices. We believe that our scale and experience allow us to effectively serve our customers’ needs in each of these areas.

•	Largest active continental shelf Gulf of Mexico fleet. We believe we own and market the largest number of active supply vessels operating in the continental shelf in the Gulf of Mexico. Recently, other vessel operators have retired older vessels that served this market or moved vessels to international markets. According to the MMS, in 2004 the shallow water region accounted for 65% of total Gulf of Mexico natural gas production and 36% of total Gulf of Mexico oil production. In addition, the MMS estimates that deep reservoirs on the continental shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire Gulf of Mexico. In addition, this class of vessel can effectively service other similar shallow water markets, including Mexico, portions of West Africa, the Middle East and Asia.

•	International expertise. We have a long established presence in the North Sea, where our fleet and its predecessors have operated for more than 50 years. In addition, we have expanded into West Africa, Mexico and Brazil. We believe our management team has the necessary expertise to grow our current overseas markets as well as expand into new markets that we believe offer attractive growth opportunities.

•	Strengthened balance sheet. Following the completion of this offering and the application of the net proceeds, including repayment of some of our existing indebtedness, we will have approximately $71.5 million in total debt, a total debt to total capitalization ratio of approximately 27% and a net debt to net capitalization ratio of approximately 15%. We believe that this strengthened financial position will help enable us to renew our fleet, pursue international growth initiatives and provide for sufficient liquidity throughout the business cycle.

•	Commitment to safety and quality. Safety is a critical aspect of our operations and our customers are increasingly emphasizing safety performance as one of their leading selection criteria. We conduct health, safety, environmental and quality training programs for vessel and shore-based personnel, and have set the policies and procedures applicable to all of our vessels at the high standards required by major international energy companies. We are committed to providing a safe and secure operating environment for our employees. This strict attention to safety benefits our personnel and customers, and broadens our potential customer base.
Business Strategy
      We have shifted our focus from the challenges of completing the reorganization to executing a new strategic plan based on our focus on the following items:

•	Expand our presence in growing international markets. We are seeking to expand our operations in growing international markets. Our strategy is to mobilize vessels from mature markets to regions that offer more sustained growth opportunities. We believe that these regions, which include Mexico, West Africa and Asia, will command a higher percentage of worldwide oil and gas exploration, development, production and related spending, resulting in greater long-term demand for our services. We intend to deploy existing active and stacked vessels, as well as new vessels, to these regions.

•	Upgrade our fleet. To address the average age of our worldwide fleet and improve our competitiveness, we are planning to sell older vessels and replace them with newer, more technologically advanced vessels that have the capabilities to meet increasing customer requirements. An important aspect of our long-term strategy is the commencement of a capital program of prudent acquisitions of select vessels currently under construction or recently completed vessels that meet our requirements of worldwide deployment capability and broad customer applicability.

•	Maintain conservative financial policies. We intend to maintain a conservative capital structure to ensure adequate liquidity and financial flexibility throughout the entire business cycle. We believe this is a prudent financial strategy, given that our industry is highly cyclical.

•	Balance mix of long-term contracts and spot market exposure. We actively manage our portfolio of customer contracts by entering into both long-term and spot market contracts. We seek to achieve an optimal balance between long-term contracts and the opportunistic short-term spot market to maximize our profitability while ensuring sufficient contracted cash flow.
Industry Overview
      Marine support vessels are used primarily to transport equipment, supplies, and personnel to drilling rigs, to tow drilling rigs and equipment and to support the construction, installation, repair and maintenance of offshore oil and gas production platforms. The principal types of vessels that we operate can be summarized as follows:
      Platform Supply Vessels. Platform supply vessels, or PSVs, are constructed primarily for certain international markets and deepwater operations. PSVs serve drilling and production facilities and support offshore construction, repair, maintenance and subsea work. PSVs are differentiated from other offshore support vessels by their larger deck space and cargo handling capabilities. Utilizing space on and below-deck, PSVs are used to transport supplies such as fuel, water, drilling products, equipment and provisions. Our PSVs range in size from 200 feet to more than 300 feet in length and are particularly suited for supporting multiple offshore production locations in concentrated areas because of their large deck space and below-deck capacities.
      Anchor Handling, Towing and Supply Vessels. Anchor handling, towing and supply vessels, or AHTSs, are used to set anchors for drilling rigs and tow mobile drilling rigs and equipment from one location to another. In addition to these capabilities, AHTSs can be used in supply, oil spill recovery, tanker lifting and FPSO support roles when they are not performing anchor handling and towing services. AHTSs are characterized by large horsepower (generally averaging between 8,000-18,000 horsepower), shorter afterdecks and special equipment such as towing winches.
      Supply Vessels. Supply vessels generally are at least 165 feet in length and are constructed primarily for operations to serve drilling and production facilities and support offshore construction, repair and maintenance work. Supply vessels are differentiated from other types of vessels by cargo flexibility and capacity. In addition to transporting deck cargo, such as pipe, other drilling equipment or drummed materials, supply vessels transport liquid and dry bulk drilling products, potable and drill water and diesel fuel.
      Crew Boats. Crew boats generally are at least 100 feet in length and are used primarily for the transportation of personnel and light cargo, including food and supplies, to and among drilling rigs, production platforms and other offshore installations. Crew boats are constructed from aluminum and as a result, they generally require less maintenance and have a longer useful life without refurbishment than steel-hulled supply vessels. All of our crew boats range from 110 to 155 feet in length.
      Line Handling Vessels. Line handling vessels generally are outfitted with special equipment to assist tankers while they are loading from single buoy mooring systems. These vessels support oil off-loading operations from production and storage facilities to tankers and transport supplies and materials to and among offshore facilities. Five of our six line handling vessels are under contract for sale.
Our Market Areas
      We operate primarily in the North Sea, Gulf of Mexico, West Africa, Mexico and Brazil. We periodically evaluate the desired vessel composition and level of operations in each of these regions. We are also currently considering certain other market areas for possible future strategic development as worldwide demand for our vessels continues to increase. The primary market areas in which we currently operate are summarized below:
      North Sea. The North Sea market area consists of offshore Norway, Great Britain, Denmark, the Netherlands, Germany and Ireland, and the area west of the Shetland Islands. Historically, it has been the most demanding of all offshore areas due to harsh weather, erratic sea conditions, significant water depth and long distances to shore. The entire North Sea has strict vessel requirements which prevent many less capable vessels from migrating to the area. Contracting in the region is generally for term work, often for multiple years. As of September 30, 2005, we had nine PSVs and five AHTSs actively marketed in the North Sea. Local state oil companies and European major international energy companies historically predominated drilling and production activities in the North Sea. Over the past few years, a number of new, smaller entrants have purchased existing properties from the traditional participants or acquired leases, which is leading to an increase in drilling and construction. For example, the September 2005 offshore lease sale held by the United Kingdom was their most active sale since their first sale in 1964 and resulted in numerous new entrants to the region.
      Gulf of Mexico. The Gulf of Mexico is one of the most actively drilled offshore basins in the world and is home to approximately 4,000 production platforms. Shallow water drilling primarily targets natural gas, and deepwater activity is split between natural gas and oil. The weather is generally fairly benign, and harsh environment-capable equipment is unnecessary. The Jones Act requires all vessels working in coastwise trade in the Gulf of Mexico to be U.S. built, owned, flagged and crewed. As of September 30, 2005, we had a total of 29 actively marketed vessels in the Gulf of Mexico, including 25 supply vessels and four crew boats. Independent oil companies have become the most active operators in the shallow water Gulf of Mexico while independents and major international energy companies are more active in the deeper water regions. We believe that drilling activity in the shallow water Gulf of Mexico has increased due to sustained high oil and gas prices, the stability of the U.S. market and the existence of subsea infrastructure, including gathering and transportation equipment, to transport new production onshore. Construction and repair activity in the Gulf of Mexico has increased to support this drilling and to repair platforms and rigs affected by hurricanes in 2004 and 2005.
      West Africa. We have operations in West Africa that are based in Port Harcourt, Nigeria. Several operators have scheduled large scale offshore projects, and we believe that vessel demand in this market will continue to grow. As of September 30, 2005, we had one AHTS, one crew boat and four supply vessels actively marketed in West Africa. West Africa has become an area of increasing importance for new offshore exploration for the major international energy companies and large independents due to the prospect for large field discoveries in the region. We expect drilling and construction activity in this region to expand over the coming years.
      Mexico. We have operations in Mexico that are based in Ciudad del Carmen. This market is characterized primarily by term work, and recently has experienced modest increases in day rates. As of September 30, 2005, we had five crew boats and four supply vessels actively marketed in Mexico. Pemex is the sole oil and gas operator in this market, is the world’s third largest crude oil producer, and is pursuing a federal plan to increase offshore oil and gas production, including the construction of over 40 new platforms and over 100 miles of pipeline. Construction work to support this growth is performed by numerous local and U.S. contractors. We principally serve the construction market and are seeking to increase our service to Pemex.
      Brazil. Offshore exploration and production activity in Brazil is concentrated in the deepwater Campos Basin, located 60 to 100 miles from the Brazilian coast. As of September 30, 2005, we had one PSV and six line handling vessels operating in Brazil; however, five of our six line handling vessels are under contract for sale. All but two of the line handling vessels are chartered by Petrobras.
Our Fleet of Vessels
      Set forth below is our charter revenues among vessel classes for each of the periods indicated (dollars in thousands).

	Six Months Ended June 30,				Years Ended December 31,

	2005	%	2004	%	2004	%	2003	%	2002	%

Charter Revenues:
PSVs/ AHTSs (North Sea)	$45,455	59%	$25,835	52%	$60,517	54%	$66,157	54%	$70,983	53%
Supply vessels	26,116	34	16,705	34	37,899	34	43,866	36	51,597	39
Crew/line handling vessels	5,773	7	6,673	14	13,899	12	13,267	10	11,191	8

	$77,344	100%	$49,213	100%	$112,315	100%	$123,290	100%	$133,771	100%

      The table below sets forth by vessel class, the average day rates and utilization for our vessels and the average number of vessels we operated during the periods indicated (dollars in thousands).

	Six Months Ended
	June 30,		Years Ended December 31,

	2005(4)	2004	2004	2003	2002

Average Day Rates:(1)
Supply (Gulf class)	$5,474	$4,295	$4,479	$4,954	$5,575
Supply/ Anchor Handling (North Sea class)	15,956	10,360	10,875	11,295	11,641
Crew/line handling	2,215	2,480	2,522	2,897	2,654
Utilization:(2)
Supply (Gulf class)(3)	55%	45%	48%	51%	53%
Supply/ Anchor Handling (North Sea class)	89%	72%	82%	82%	89%
Crew/line handling	90%	87%	89%	74%	67%
Average number of Vessels:
Supply (Gulf class)(3)	48.0	48.0	48.0	48.0	48.0
Supply/ Anchor Handling (North Sea class)	17.6	19.0	18.5	19.7	18.8
Crew/line handling	17.0	17.0	17.0	16.8	17.3

(1)	Average vessel day rate is calculated by dividing a vessel’s total revenues in a period by the total number of days such vessel was under contract during such period.

(2)	Average vessel utilization is calculated by dividing the total number of days for which a vessel is under contract in a period by the total number of days in such period.

(3)	Stacked vessels are included in the average number of vessels and the calculation of utilization. Excluding stacked vessels, our utilization was 90% and 77% in the six month periods ended June 30, 2005 and 2004, respectively, and 72%, 75% and 69% for the years ended December 31, 2004, 2003 and 2002, respectively.

(4)	Includes periods of both the Successor and Predecessor companies, before and after our emergence from bankruptcy.
      Existing Fleet. The following table sets forth information regarding the vessels operated by us as of September 30, 2005:

Type of vessel	No. of vessels	Length	Horsepower	Average Age

North Sea
PSVs	9	198’ - 304’	4,897 - 10,800	11 years
AHTSs	5	241’ - 261’	15,612 - 15,800	14 years

Gulf of Mexico
Supply vessels (active)	25	180’ - 225’	2,000 - 5,750	18 years
Supply vessels (stacked)	15	165’ - 205’	2,000 - 3,000	20 years
Crewboats	5	120’ - 155’	2,160 - 10,600	11 years

West Africa
Supply vessels	4	190’ - 230’	3,000 - 6,140	11 years
AHTSs	1	212’	11,140	20 years
Crewboats	1	155’	6,750	3 years

Mexico
Supply vessels	4	185’ - 200’	2,000 - 4,610	18 years
Crewboats	5	110’ - 120’	2,160	25 years

Brazil
PSVs	1	190’	4,050	22 years
Line handling vessels	6	93’ - 116’	1,200	24 years
      As of June 30, 2005, the average age of our vessels was 18 years. A vessel’s age is determined based on the date of construction, provided that the vessel has not undergone a substantial refurbishment. If a major refurbishment is performed that significantly increases the estimated life of the vessel, we calculate the vessel’s age based on an average of the construction date and the refurbishment date. The calculation of the ages of some of our vessels reflects a refurbishment program affecting those vessels during 1995 through 2001.
Vessel Support Facility
      Our North Sea operations are supported from leased offices in Fosnaväg, Norway and Aberdeen, Scotland. We support our Gulf of Mexico operations from an owned 62.5 acre docking, maintenance and office facility in Houma, Louisiana located on the Intracoastal Waterway that provides direct access to the Gulf of Mexico. Our Brazilian operations are supported from an owned maintenance and administrative facility in Macae, Brazil and a leased sales and administrative office in Rio de Janeiro. We also have leased sales and operational offices in Port Harcourt, Nigeria and Ciudad del Carmen, Mexico.

Vessel Maintenance
      We incur routine marine inspection, maintenance and repair costs under U.S. Coast Guard Regulations and to maintain classification issued by the American Bureau of Shipping, DetNorske Veritas or other certifications for our vessels. In addition to complying with these requirements, we also have our own comprehensive vessel maintenance program that we believe allows us to continue to provide our customers with well-maintained, reliable vessels. Every six months, independent mechanics perform a preventive maintenance inspection on all engines and reduction gears in each vessel in our fleet. We then use written reports prepared by such independent mechanics to determine what necessary repairs are to be addressed immediately and when it is necessary to overhaul a particular engine or reduction gear. In addition, each month, oil samples are drawn on all equipment and analyzed by an outside firm and reviewed by our vessel managers responsible for maintaining the vessel. Finally, a daily computer-generated maintenance log of all services performed on each vessel allows management to recognize and evaluate patterns in a particular piece of equipment’s performance, as does the written log kept daily by each vessel engineer. We incurred approximately $11.4 million, $10.8 million, and $9.5 million in dry-docking and marine inspection costs in the years ended December 31, 2004, 2003 and 2002, respectively, and approximately $5.0 million for the first six months of 2005.
Customers and Charter Terms
      Our principal customers in the North Sea are major integrated oil companies and large independent oil and gas companies as well as foreign government-owned or controlled companies that provide logistics, construction and other services to such oil companies and foreign government organizations. The charters with these customers are industry standard time charters. Current charters in the North Sea include periods ranging from spot contracts of just a few days or months to long-term contracts of several years.
      We have entered into master service agreements with substantially all of the major and independent oil companies operating in the Gulf of Mexico. Most of our charters in the Gulf of Mexico are short-term contracts (30 to 90 days) or spot contracts (less than 30 days) and are cancelable upon short notice. Because of frequent renewals, the stated duration of charters frequently has little relationship to the actual time vessels are chartered to a particular customer.
      As of October 4, 2005, a portion of our fleet is committed under term contracts of various length. A summary of the average terms of those contracts is as follows:

	Without Options

	Three Months Ended			Year Ended			Year Ended
	December 31, 2005			December 31, 2006			December 31, 2007

	% of Total			% of Total			% of Total
	Days	Average		Days	Average		Days	Average
Type of Vessel	Available	Day Rate		Available	Day Rate		Available	Day Rate

PSVs (10)	73%	$12,571		53%	$12,622		10%	$9,715
AHTSs (6)	44	11,426	(1)	14	7,868	(1)	9	5,893	(1)
Supply vessels (33 active)	39	7,395		8	7,789		0	—
Crew/ line handling vessels (16 active)	63	2,854		22	2,952		6	4,300

	With Options

	Three Months Ended			Year Ended			Year Ended
	December 31, 2005			December 31, 2006			December 31, 2007

	% of Total			% of Total			% of Total
	Days	Average		Days	Average		Days	Average
Type of Vessel	Available	Day Rate		Available	Day Rate		Available	Day Rate

PSVs (10)	80%	$12,985		70%	$12,702		38%	$11,279
AHTSs (6)	66	13,481	(1)	41	11,221	(1)	33	9,674	(1)
Supply vessels (33 active)	39	7,395		8	7,789		0	—
Crew/ line handling vessels (16 active)	63	2,854		22	2,952		6	4,300

(1)	The day rate for the AHTS class includes one vessel on bare boat charter, under which we receive a lower day rate but do not pay for the operating costs of the vessel.

      Due to changes in market conditions since the commencement of the contracts, average contracted day rates could be more or less favorable than market rates at any one point in time.
      Charters are obtained through competitive bidding or, with certain customers, through negotiation. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of exploration and development activities undertaken by a particular customer, the availability and suitability of our vessels for the customer’s projects, and other factors, many of which are beyond our control.
      During 2002, approximately 13% of our total revenues were received from ExxonMobil Corporation or its subsidiaries on a worldwide basis. No individual customer represented more than 10% of consolidated revenues during 2004 or 2003.
Competition
      Our business is highly competitive. Competition in the marine support services industry primarily involves factors such as price, service and reputation of vessel operators and crews, safety record and availability and quality of vessels of the type and size required by the customer. We have several global competitors with operations in most or all of our market areas, and various other regional competitors in each market area. Although a few of our competitors are larger and many have greater financial resources and international experience than we have, we believe that our operating capabilities and reputation enable us to compete with other fleets in the market areas in which we operate.

OUR REORGANIZATION
      Unless the context requires otherwise, references in this section to the: (i) “Debtors” means Trico Marine Services, Inc., Trico Marine Assets, Inc. and Trico Marine Operators, Inc.; (ii) “Bankruptcy Code” or “Chapter 11” means chapter 11 of title 11 of the U.S. Code; and (iii) “Bankruptcy Court” means the U.S. Bankruptcy Court for the Southern District of New York.
      Emergence from Chapter 11 Bankruptcy Protection and New Credit Agreement. On March 15, 2005, the Effective Date, the Debtors emerged from bankruptcy proceedings. These proceedings were initiated on December 21, 2004, when the Debtors filed “prepackaged” voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court under case numbers 04-17985 through 04-17987. The bankruptcy cases were jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.” Included in the consolidated financial statements for the year ended December 31, 2004 are subsidiaries operating inside and outside of the U.S. which did not commence Chapter 11 cases or other similar proceedings elsewhere, and were not Debtors in any bankruptcy or insolvency proceeding.
      Background. Our need for a reorganization resulted in part from prior precipitous declines in day rates and utilization, particularly in the Gulf of Mexico and North Sea markets, leading to substantial deterioration in operating results in recent years. Although we took steps to enhance our liquidity during this time period, including refinancing long-term debt in 2002, selling vessels in 2003 and 2004 and refinancing our U.S. revolving credit facility in February 2004, our financial and liquidity position continued to deteriorate, primarily due to extremely low demand for our vessels in our key markets.
      In November 2004, we announced that we had commenced the formal process of soliciting approvals for a consensual financial reorganization of the Company from holders of our Senior Notes. The holders of the Senior Notes voted overwhelmingly to accept the Plan, with our Company receiving acceptances from 99.9% of the eligible creditors who voted on the Plan.
      The Reorganization Plan. Pursuant to the Plan, the holders of the Senior Notes received, in exchange for their total claims, 100% of the fully diluted new common stock of our reorganized company, before giving effect to (i) the exercise of warrants to be distributed to the holders of old common stock pursuant to the Plan and (ii) options and restricted stock to be issued under a new employee and director long-term incentive stock option plan. As of March 15, 2005, the sole equity interests in our reorganized company consisted of new common stock issued to the holders of the Senior Notes, shares of restricted stock issued to our non-employee directors, warrants issued to the holders of old common stock, and options and restricted stock issued to employees and directors including the chairman of the board of directors. On January 19, 2005, the Bankruptcy Court confirmed the Plan, subject to certain conditions.
      Emergence. On February 21, 2005, we entered into the U.S. credit facility. The U.S. credit facility provides for certain financial and other covenants including, but not limited to, affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, capital expenditures, maintenance and classification costs, minimum EBITDA, as defined, and maximum leverage ratio. The credit agreement matures on February 21, 2010. For a more detailed discussion of this credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included elsewhere in this prospectus supplement.
      Following the Bankruptcy Court hearing approving the U.S. credit facility and the completion of various post-confirmation financing and corporate governance requirements set forth in the Plan, we emerged from bankruptcy on March 15, 2005.
      In connection with our emergence from Chapter 11, and pursuant to the bankruptcy court’s order, our certificate of incorporation and bylaws were amended, four of our directors were replaced by four new directors, our 2004 stock incentive plan was adopted, our U.S. credit facility became effective, our new common stock was issued and our old common stock and Senior Notes were cancelled and holders of our old common stock were given a right to receive warrants for shares of our new common stock, among other events.

MANAGEMENT
Our Directors and Executive Officers
      The following table sets forth certain information with respect to our directors, executive officers and other key employees.

Name	Age	Position

Trevor Turbidy	37	Chief Executive Officer, President and Director
Geoff A. Jones	49	Vice President and Chief Financial Officer
Kenneth W. Bourgeois	57	Vice President
Rishi A. Varma	32	General Counsel, Corporate Secretary and Director of Corporate Governance
D. Michael Wallace	52	Vice President — Emerging International and Head of Global Marketing
Joseph S. Compofelice	56	Chairman of the Board
Richard A. Bachmann	60	Director
Kenneth M. Burke	56	Director
Edward C. Hutcheson, Jr.	60	Director
Myles W. Scoggins	57	Director
Per Staehr	62	Director
      Trevor Turbidy. Trevor Turbidy has served as our Chief Executive Officer, President and Director since August 31, 2005. Prior to this, he had served as our Vice President and Chief Financial Officer since August 2003. From November 2000 until May 2002, Mr. Turbidy served as a Director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, Mr. Turbidy held various positions leading up to being a Director in the Investment Banking Department of Donaldson, Lufkin & Jenrette.
      Geoff A. Jones. Geoff A. Jones has served as our Vice President and Chief Financial Officer since August 31, 2005. Prior to this, he had served as our Treasurer since March 2005 and Controller since February 2004. From April 2002 to February 2004, Mr. Jones was in private consulting practice. From December 2001 to April 2002, Mr. Jones was Controller of Aggreko, Inc. From May 2001 to December 2001, Mr. Jones was Chief Financial Officer of Sunland Construction, Inc. From February 2000 to May 2001, Mr. Jones was Controller of Petroleum Helicopters, Inc.
      Kenneth W. Bourgeois. Kenneth W. Bourgeois has served as one of our Vice Presidents since October 1993. Mr. Bourgeois served as our Controller from October 1993 to June 2002. Mr. Bourgeois is a Certified Public Accountant.
      Rishi A. Varma. Rishi A. Varma has served as our General Counsel and Director of Corporate Governance since May 2005. From February 2003 to April 2005, Mr. Varma was Securities Counsel and Director of Corporate Governance with EGL, Inc. From February 2000 to May 2002, Mr. Varma was an associate in the Business and Technology group of the law firm of Brobeck, Phleger and Harrison, LP.
      D. Michael Wallace. D. Michael Wallace has served as our Vice President — Emerging International and Head of Global Marketing since September 2005. Prior to this, he had served as our Vice President, International Business Development since November 2002. From January 2000 to November 2002, Mr. Wallace was Vice President of Marine Logistics with ASCO US LLC.
      Joseph S. Compofelice. Mr. Compofelice served as our Interim Chief Executive Officer from March 31, 2005 through August 31, 2005. Mr. Compofelice has served as Managing Director of Catalina Capital Advisors LP, a boutique financial advisory, merger and acquisition investment bank since 2004. He is also a Director of Contango Oil and Gas Company. He was President and Chief Executive Officer of Aquilex Services Corp. (service and equipment provider to the power generation industry) from October 2001 to

October 2003. From 1998 through 2000, Mr. Compofelice was the Chairman and Chief Executive Officer of CompX International Inc. (a provider of hardware components to the office furniture, computer and other industries).
      Richard A. Bachmann. Mr. Bachmann has served since 1998 as Chairman, President and Chief Executive Officer of Energy Partners Limited, an independent exploration and production company focused on the shallow to moderate depth waters of the Gulf of Mexico continental shelf.
      Kenneth M. Burke. Mr. Burke retired in 2004 after a 31 year career with Ernst & Young, where he was a Partner and was former National Energy Director and Managing Partner of Assurance and Advisory Business Services for the Gulf Coast area.
      Edward C. Hutcheson, Jr. Since February 2000, Mr. Hutcheson has been involved in private investment activities and has provided consulting services to private companies seeking capital. He is a Director of Crown Castle International Corp. (wireless communications). From March 1997 until February 2000, he served in several capacities, including Chief Operating Officer, with Sanders Morris Harris Group (financial services company) and its predecessor private companies.
      Myles W. Scoggins. Mr. Scoggins retired in 2004 after a 34 year career with Mobil Corp. and Exxon Mobil Corp., where he held senior executive positions in the upstream oil and gas business. From 2001 to 2004 he served as Executive Vice President of Exxon Mobil Production Co. Mr. Scoggins also serves as a director of Questar Corporation, a natural gas-focused energy company.
      Per Staehr. Mr. Staehr has served since 2002 as Chairman of A2SEA A/S, the leading European offshore wind turbine installation company. From late 1997 to 2004, he served as Chairman and Chief Country Representative of Bombardier Transportation UK, a global leader in the rail equipment manufacturing and service industry.

Securities Ownership of Our Board and Management
      The following table is based on reports filed with the Commission and sets forth, as of September 30, 2005, the beneficial ownership of common stock of our directors and five highest compensated executive officers and all directors and executive officers as a group, as determined in accordance with the Commission’s rules. Unless otherwise indicated, the securities are held with sole voting and investment power.

	Number of	Percent
Name and Address of Beneficial Owner	Shares(1)(2)(3)	of Class

Trevor Turbidy	39,120	*
Geoff A. Jones	540	*
Kenneth W. Bourgeois	0	*
Rishi A. Varma	0	*
D. Michael Wallace	4,054	*
Joseph S. Compofelice	82,883	1%
Richard A. Bachmann	5,000	*
Kenneth M. Burke	5,000	*
Edward Hutcheson, Jr.(4)	9,420	*
Myles W. Scoggins	5,000	*
Per F. Staehr	5,000	*
All directors and officers as a group (11 persons)	156,017	1%

*	Less than one percent.

(1)	Includes the following number of shares subject to options that are currently or will become exercisable within 60 days of September 30, 2005: Mr. Turbidy, 37,500; Mr. Wallace, 4,000 and Mr. Compofelice, 67.

(2)	Includes the following number of shares subject to warrants that are currently or will become exercisable within 60 days of the date of this prospectus supplement: Mr. Compofelice, 1,216; Mr. Turbidy, 1,620; Mr. Jones, 540; Mr. Wallace, 54; and Mr. Hutcheson, 1,740.

(3)	Does not include the following number of restricted shares of common stock: Mr. Turbidy, 40,000; Mr. Jones, 15,000; Mr. Wallace, 5,000; Mr. Varma, 5,000.

(4)	Includes 94 shares beneficially owned by Mr. Hutcheson’s spouse. Mr. Hutcheson disclaims beneficial ownership of these shares.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have outstanding 14,204,442 shares of common stock, assuming the underwriters’ over-allotment option is not exercised. Of these shares: (1) 4,095,162 shares, or 4,680,162 shares if the underwriters exercise their over-allotment option in full, of our common stock, including all of the shares sold in this offering, will be freely tradable without restriction under the Securities Act of 1933, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act; and (2) 10,000,000 shares of common stock are freely tradable without restrictions under the Securities Act pursuant to Section 1145 of Title 11 of the U.S. Code.
      Our executive officers and directors have agreed pursuant to lock-up agreements that, with limited exceptions, they will not sell any shares of our common stock for a period of 90 days from the date of the underwriting agreement relating to this offering without the prior written consent of Lehman Brothers Inc. Please read “Underwriting”. Approximately 109,280 shares, representing approximately 1% of our common stock, are subject to lock-up arrangements (not including 46,737 shares of common stock issuable upon the exercise of options and warrants that are currently or will become exercisable within 60 days of the date of this prospectus supplement which, if issued within the 90-day lock-up period, would be subject to the lock-up arrangements). As a result of these lock-up agreements and the rules under the Securities Act, these 109,280 shares of common stock (and any of the 46,737 shares of common stock issued upon the exercise of options and warrants that are currently or will become exercisable within 60 days of the date of this prospectus supplement) will be available for sale in the public market, subject in most cases to volume and other restrictions, following the expiration of the 90-day lock-up period.
      Pursuant to the terms of a registration rights agreement entered into in connection with our reorganization, we agreed, subject to certain specified limitations and conditions, to register up to 10,000,000 shares of common stock held by certain of our stockholders. Pursuant to the terms of the registration rights agreement, on April 29, 2005, we filed a shelf registration statement with the Commission, which covers the offer and sale from time to time: (1) by us of 2,000,000 shares of our common stock and (2) by the selling stockholders named in the registration statement of up to 6,996,200 shares of our common stock. On September 9, 2005, we filed a shelf registration statement with the Commission to increase the number of shares of common stock that may be offered by us from 2,000,000 shares of common stock to 4,500,000 shares of common stock.
      Once the current shelf registration statement expires or ceases to be effective for a period of ninety (90) days, the selling stockholders may request that we file a shelf registration statement covering the selling stockholders’ unsold common stock (the “Demand Rights”). Additionally, if we propose to register any of our securities for sale at a time when a registration statement covering the common stock held by the selling stockholders is not effective, then we have agreed to provide the selling stockholders with an opportunity to have their common stock included in such registration statement (the “Piggy Back Rights”). Pursuant to the terms of the registration rights agreement, the selling stockholders are allowed up to three Demand Rights and unlimited Piggy Back Rights. By exercising their registration rights and selling a large number of shares, the selling stockholders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by the selling stockholders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. Additionally, under the terms of the registration rights agreement, we may be prohibited from effecting certain transactions in our common stock, including any public offering of our common stock, while the selling stockholders are effecting an underwritten offering of their common stock.
      We have filed a registration statement with the Commission on Form S-8 to register 750,000 shares of our common stock issued or reserved for issuance under our the Trico Marine Services, Inc. 2004 Stock Incentive Plan. Subject to the exercise of unexercised options or the expiration or waiver of vesting conditions for restricted stock and the expiration of lock-ups we have entered into, shares registered under this registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

Rule 144
      In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities Exchange Commission.
      Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.
      For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “U.S. expatriate,” “controlled foreign corporation,” “passive foreign investment company,” “insurance company,” “tax-exempt organization,” “financial institution” or “broker or dealer in securities”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
      If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.
      If you are considering the purchase of our common stock, you are urged to consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.
Dividends
      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
      A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
      We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock. Such tax would be imposed on a net basis and would require the holder to file a U.S. federal income tax return.
Federal Estate Tax
      Common stock held directly by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.

      Payment of the proceeds of a sale of our common stock effected by or through a U.S. office of a broker is subject both to backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the U.S. by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a “controlled foreign corporation”, a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business with the U.S., or a foreign partnership with various connections with the U.S., information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING
      Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.	1,950,000
Jefferies & Company, Inc.	650,000
Lazard Capital Markets LLC	650,000
Simmons & Company International	650,000

Total	3,900,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

Paid by Us	No Exercise	Full Exercise

Per Share	$1.56	$1.56
Total	$6,084,000	$6,996,600
      The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.94 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the representative may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $1.0 million (exclusive of underwriting discounts and commissions).
Option to Purchase Additional Shares of Common Stock
      We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement relating to this offering to purchase from time to time, in whole or in part, up to an aggregate of 585,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,900,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Lock-Up Agreements
      We and all of our directors and executive officers have agreed that, without the prior written consent of Lehman Brothers Inc. and subject to certain exceptions, we and they will not, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement, other than permitted transfers.
      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      During the lock-up period or any extension thereof, we may issue and register shares of our common stock in partial or full exchange for vessels or boats or the acquisition of a business entity, the majority of whose assets are vessels or boats, to be used in our ongoing business operations.
Indemnification
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock involved in the sales made by the underwriters in excess of the number of shares of common stock they are obligated to purchase is not greater than the number of shares of common stock that they may purchase by exercising their option to purchase additional shares of common stock. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in their option to purchase additional shares of common stock. The underwriters may close out any short position by either exercising their option to purchase additional shares of common stock and/or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through their option to purchase additional shares of common stock. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus supplement and accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus supplement and accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Stamp Taxes
      If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.
Relationships
      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us, in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

Listing
      Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “TRMA.OB”. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TRMA”.
LEGAL MATTERS
      The validity of the issuance of common stock offered by this prospectus supplement will be passed upon for us by our counsel, Vinson & Elkins L.L.P., Houston, Texas, and for the underwriters by Kirkland & Ellis LLP, New York, New York.

PROSPECTUS
4,500,000 Shares of Common Stock
Offered By
Trico Marine Services, Inc.

Common Stock

6,996,200 Shares of Common Stock
Offered by
the Selling Stockholders

          This prospectus relates to the offer and sale from time to time by us of up to 4,500,000 shares of our common stock. Additionally, this prospectus relates to the offer and sale from time to time of up to an aggregate of 6,996,200 shares of our common stock for the account of the selling stockholders identified on pages 14 and 15 of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is quoted on the OTC Bulletin Board and trades under the symbol “TRMA.” On September 7, 2005, the last reported sales price for our common stock on the OTC Bulletin Board was $24.55 per share.
      We and the selling stockholders will offer the common stock in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. We will provide the specific terms of any offering by us, and of certain offerings by the selling stockholders, in supplements to this prospectus. You should read this prospectus and any prospectus supplements carefully before you invest in our common stock. Prospectus supplements may add, update or change information contained in this prospectus.
      We or the selling stockholders may sell the common stock directly or through agents, underwriters or dealers, or through a combination of these methods. Please read “Plan of Distribution.” To the extent required, a prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. To the extent required, a prospectus supplement will also state the total amount of money that we or the selling stockholders will receive from selling the common stock being offered, after the expenses of the offering.

Investing in our common stock involves risks. Please read “Risk Factors” on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 28, 2005

       You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation or an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, on our behalf and on behalf of the selling stockholders listed on pages 14 and 15, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration statement process, we or the selling stockholders may, from time to time, sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock that may be offered by us or the selling stockholders. Each time we or a selling stockholder sells common stock, we or the selling stockholder are required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about us or the selling stockholder and, in our case, the terms of the common stock being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to the common stock. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, together with other additional information described under “Where You Can Find More Information,” before making an investment decision with respect to our common stock.
      As used in this prospectus, references to “we,” “us,” “our,” “ours,” “the Company” or “Trico” may, depending on the context, refer to Trico Marine Services, Inc. or to one or more of its consolidated subsidiaries or to all of them taken as a whole.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public over the Internet at the SEC’s Internet website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
      The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, other than current reports (or portions thereof) furnished under Items 2.02 or 7.01 of Form 8-K, until the offering of the common stock is completed.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Our Current Reports on Form 8-K or Form 8-K/ A filed on January 25, 2005, February 22, 2005, March 4, 2005, March 16, 2005, March 21, 2005, April 4, 2005, May 16, 2005, June 16, 2005, August 16, 2005, September 7, 2005 and September 9, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed on April 24, 1996 under Section 12 of the Securities Exchange Act of 1934, as amended by Amendment No. 1 filed on April 28, 2005, and any further amendment to such registration statement or any other report that we may file in the future for the purpose of updating such description.

ii

      You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document by writing or telephoning us at the following address:
Trico Marine Services, Inc.
2401 Fountainview, Suite 920
Houston, Texas 77057
Attention: Corporate Secretary
(713) 780-9926
      You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation or an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements made in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include statements that relate to:

•	our objectives, business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

•	projected or anticipated benefits from future or past acquisitions; and

•	projections involving revenues, operating results or cash provided from operations, or our anticipated capital expenditures or other capital projects.
      You can generally identify forward-looking statements by such terminology as “may,” “will,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “will be,” “will continue” or similar phrases or expressions. We caution you that such statements are only predictions and not guarantees of future performance or events. Actual results may vary materially from anticipated results for a number of reasons, including those stated in “Risk Factors” and in reports that we file with the SEC, which are incorporated by reference in this prospectus.
      All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements above. We disclaim any intent or obligation to update the forward-looking statements contained in this prospectus, whether as a result of receiving new information, the occurrence of future events or otherwise. We caution investors not to place undue reliance on forward-looking statements.

iii

TRICO MARINE SERVICES, INC.
      We are a provider of marine support vessels to the oil and gas industry, primarily in the Gulf of Mexico, Mexico, the North Sea, West Africa and Latin America. As of August 31, 2005, we had a total fleet of 81 vessels, including 48 supply vessels, 10 large capacity platform supply vessels, six large anchor handling, towing and supply vessels, 11 crew boats (including three crew boats we are leasing under ten-year operating leases), and six line-handling vessels. Our diversified fleet of vessels provide a broad range of services, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation and maintenance of offshore facilities. Using our larger and more sophisticated vessels, we also provide support for deepwater ROVs (remotely operated vehicles) and well stimulation and maintenance services.
      Typically, marine support vessels are priced to the customer on the basis of a daily rate, or “day rate,” regardless of whether a charter contract is for several days or several years. The average day rate of a vessel, or class of vessel, is calculated by dividing its revenues by the total number of days such vessel or class of vessel was under contract during a given period. A vessel’s utilization is the number of days in a period the vessel is under contract as a percentage of the total number of days in such period. Vessel day rates and utilization are generally impacted by vessel demand, availability of vessels in the region and various factors such as vessel size, capacity, horsepower, age and whether a vessel has equipment such as sophisticated dynamic positioning and fire-fighting systems. Vessel demand is most directly impacted by offshore drilling, production and construction activity.
      We provide all of our services through our direct and indirect subsidiaries in each of the markets in which we operate. Our domestic subsidiaries include Trico Marine Assets, Inc., which owns all of our vessels operating in the Gulf of Mexico and substantially all of our vessels operating offshore Brazil and offshore West Africa (other than two supply boats), and Trico Marine Operators, Inc., which operates all of our vessels in the Gulf of Mexico. In addition to our domestic operations, we operate internationally through a number of foreign subsidiaries.
      Our principal executive offices are located at 2401 Fountainview, Suite 920, Houston, Texas 77057. Our primary telephone number is (713) 780-9926. Our Internet address is www.tricomarine.com. Information contained on our website is not incorporated into this prospectus and is not a part of this prospectus.
OUR EMERGENCE FROM BANKRUPTCY
      On March 15, 2005, we and two of our U.S. subsidiaries, Trico Marine Assets, Inc. and Trico Marine Operators, Inc., emerged from bankruptcy proceedings. These proceedings were initiated on December 21, 2004, when we filed “prepackaged” voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York under case numbers 04-17985 through 04-17987. The reorganization was jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.” Included in our consolidated financial statements for the year ended December 31, 2004 are subsidiaries operating inside and outside of the United States that did not commence chapter 11 cases or other similar proceedings elsewhere, and were not debtors in any bankruptcy or insolvency proceeding.
Background of Our Prepackaged Plan of Reorganization
      In May 2004, we commenced a process to effect the reorganization of our capital structure to align it with our present and future operating prospects, and, together with operational changes made during the same period, to provide us with greater liquidity and a lower cost structure. Our need for a reorganization resulted in part from prior precipitous declines in day rates and utilization, particularly in the U.S. Gulf of Mexico and North Sea markets, leading to substantial deterioration in operating results and cash flows in periods preceding our chapter 11 filing. Although we took steps to enhance our liquidity during this time period, including refinancing long-term debt in 2002, selling vessels in 2003 and 2004 and refinancing our

U.S. revolving credit facility in February 2004, our financial and liquidity position continued to deteriorate, primarily due to extremely low demand during those time periods for our vessels in our key markets.
      We initiated reorganization discussions with holders of our senior notes and commenced our chapter 11 cases in accordance with the bankruptcy court’s special guidelines for “prepackaged” bankruptcy cases. In November 2004, we announced that we had commenced the formal process of soliciting approvals for a consensual financial reorganization of our company from holders of our senior notes. The senior noteholders voted overwhelmingly to accept the plan of reorganization, with our company receiving acceptances from 99.9% of the eligible creditors who voted on the plan of reorganization.
The Plan of Reorganization
      Pursuant to the plan, our senior noteholders received, in exchange for their total claims, 100% of the fully diluted new common stock of the reorganized company, before giving effect to (i) the exercise of warrants distributed to the holders of old common stock pursuant to the plan of reorganization, (ii) options and restricted stock issued under a new employee and director long-term stock incentive plan and (iii) common stock issued to our creditors’ financial advisors in lieu of a cash fee for providing advisory services in connection with our plan of reorganization. Following our reorganization, the sole equity interests in our company consisted of new common stock issued to our former senior noteholders, shares of restricted stock issued to our non-employee directors, warrants issued to the holders of old common stock, and options and restricted stock issued to our employees and directors including the chairman of the board of directors.
      Pursuant to the plan of reorganization, holders of our old common stock are entitled to receive, on a pro rata basis, warrants that are exercisable for, in the aggregate, 998,858 shares of our common stock. The warrants are issued in two series, the “Series A Warrants” and the “Series B Warrants.” The Series A Warrants are exercisable until March 15, 2010 for, in the aggregate, 499,429 shares of our common stock, with a per share exercise price of $18.75. The Series B Warrants are exercisable until March 15, 2008 for, in the aggregate, 499,429 shares of our common stock, with an exercise price of $25.00.
      On January 19, 2005, the bankruptcy court held a confirmation hearing with respect to the plan of reorganization, during which the court found that our disclosure statement with respect to the plan was adequate in all respects pursuant to the relevant provisions of the bankruptcy code and, on that basis and in accordance with other findings of fact and conclusions of law, confirmed the plan subject to the closing of our credit facility.
Our Emergence From Chapter 11
      On February 21, 2005, we entered into a new $75 million credit agreement, comprised of a $55 million term loan and a $20 million revolving credit facility. The credit agreement provides for certain financial and other covenants including, but not limited to, affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, capital expenditures, maintenance and classification costs, minimum EBITDA, as defined, and maximum leverage ratio. The credit agreement matures on February 21, 2010. We refer to this new $75 million revolving credit facility in this prospectus as the “Exit Credit Facility.”
      Following the bankruptcy court hearing approving the Exit Credit Facility and the completion of various post-confirmation financing and corporate governance requirements set forth in the plan of reorganization, we emerged from bankruptcy on March 15, 2005.
      In connection with our emergence from chapter 11, and pursuant to the bankruptcy court’s order, our certificate of incorporation and bylaws were amended, four of our directors were replaced by four new directors, our 2004 stock incentive plan was adopted, our Exit Credit Facility became effective, our new common stock was issued and our old common stock was cancelled and holders of our old common stock were given a right to receive warrants for shares of our new common stock, among other events.

RISK FACTORS
      You should consider carefully the following risk factors as well as other information contained in this prospectus, any related prospectus supplement and the documents we have incorporated herein by reference before deciding to invest in our common stock.
      This prospectus includes “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. Please read “Special Note Regarding Forward-Looking Statements.”
Risks Relating to our Reorganization and Financial Condition

We are highly dependent on external sources of financing and improved cash flow to meet our obligations and reduce our indebtedness in the future. If we are unable to increase our cash flow, we may not be able to meet our obligations under our credit facilities and we may not be able to secure additional financing or have sufficient capital to support our operations.
      We have a significant amount of indebtedness. As of June 30, 2005, we had total indebtedness of approximately $131.0 million. During 2003 and 2004, our senior notes and corporate credit ratings were continuously downgraded by both Standard & Poor’s Ratings Services, or S&P, and Moody’s Investors Service, or Moody’s, culminating in the removal of both agencies’ ratings during 2004 and early 2005.
      In connection with the reorganization of our company, we entered into an Exit Credit Facility on February 21, 2005. With the completion of the Exit Credit Facility, we believe that cash provided by operations and current unrestricted cash and available credit under our Exit Credit Facility and other bank credit facilities will be sufficient to fund our debt service requirements, working capital and vessel maintenance expenditures until at least December 31, 2005, barring any unforeseen circumstances. However, if activity levels in the Gulf of Mexico and the North Sea revert to those experienced in the recent past, it would require us to depend more heavily on our credit facilities as opposed to cash provided by operations.
      Our high level of debt could have important consequences to you, including the following:

•	inability of our current cash generation level to support future interest and principal payments on our existing indebtedness;

•	inadequate cash for other purposes, such as capital expenditures and our other business activities, since we may need to use all or most of the operating cash flow to pay principal and interest on our outstanding debt;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in demand for our vessels and the marine transportation business, including mobilizing vessels between market areas;

•	restricting us from making acquisitions or exploiting business opportunities;

•	placing us at a competitive disadvantage compared to our competitors that have less debt relative to their operating scale;

•	limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends; and

•	the potential of receiving an audit opinion with a “going concern” explanatory paragraph from our independent registered public accounting firm.

      In the longer term, our ability to pay debt service and other contractual obligations will depend on improving our future performance and cash flow generation, which in turn will be affected by prevailing economic and industry conditions and financial, business and other factors, many of which are beyond our control. If we have difficulty providing for debt service or other contractual obligations in the future, we will be forced to take actions such as reducing or delaying capital expenditures, reducing costs, selling assets, refinancing or reorganizing our debt or other obligations and seeking additional equity capital, or any combination of the above. We may not be able to take any of these actions on satisfactory terms, or at all.

Our financial and other covenants under our Exit Credit Facility may limit operating flexibility and our ability to obtain additional financing.
      The Exit Credit Facility provides for certain financial and other covenants including affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, capital expenditures, maintenance and classification costs, minimum EBITDA, as defined, and maximum leverage ratio. Payment on the debt outstanding under our Exit Credit Facility may be accelerated following certain events of default including, but not limited to, failure to make payments when due, noncompliance with covenants, breaches of representations and warranties, commencement of insolvency proceedings, entry of judgment in excess of $5 million and occurrence of a material adverse event. For a more detailed description of the terms of our Exit Credit Facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
      Day rates in the Gulf of Mexico and our other geographic markets have fluctuated significantly in the last several years. If day rates or utilization levels for our U.S. fleet were to decline from current levels, we may have difficulty satisfying the covenant in the Exit Credit Facility relating to our earnings before interest, taxes, depreciation and amortization, as defined, for our U.S. operations. In particular, if operating results in the U.S. deteriorate (because, for example, day rates decline, utilization declines, expenses increase, or some combination of any or all of the above), we may have difficulty meeting the covenant in 2005. If our U.S. operations have difficulty complying with these covenants based on their operating results, then we will likely need to repatriate cash from our Norwegian subsidiaries to comply with the covenant. Please read “We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility” below. If we were not able to repatriate a sufficient amount of cash from our Norwegian subsidiaries, we could default on our Exit Credit Facility, which could lead to our bankruptcy and/or insolvency.

Our credit agreements contain strict covenants that limit many aspects of our operations, which may require us to seek waivers, amendments or consents frequently in the ordinary course of our business, and may lead to the unintentional breach of one or more of these covenants from time to time. If we violate any of these covenants and we are unable to obtain a waiver, then our lenders may declare amounts outstanding under our credit agreements to be immediately due and payable.
      A significant number of covenants under our credit facilities limit many aspect of our operations, including our ability to incur additional indebtedness or liens, and place restrictions on certain activities including disposing of property, declaring dividends, re-flagging vessels outside the U.S., sales of assets, making investments and entering into unapproved joint ventures, in each case without the consent of the lenders. In addition, other covenants restrict the amount of capital expenditures and maintenance and marine inspection costs that may be incurred and impose minimum EBITDA requirements and maximum leverage ratios. During the normal course of operating our business, we may not always be able to comply with one or more of these covenants, and therefore may need to seek waivers, amendments or consents from our lenders. While we have amended our Exit Credit Facility and/or obtained waivers thereunder five times since March 15, 2005, in order to permit us to consummate a transaction or to cure inadvertent defaults or potential defaults, there is no assurance that our lenders will waive covenants for future potential transactions or future breaches of these covenants, or that such waivers will be obtained without the payment of fees, which could be substantial. If we are unable to obtain a waiver of any future violations, our lenders could declare all amounts outstanding under our credit agreements to be immediately due and payable. Moreover, substantially all of our debt has customary cross-default provisions, which means that an event of default under one of our debt instruments may trigger defaults under our other debt instruments. If such an event were to occur, we would not have sufficient financial resources to repay our indebtedness and our ability to operate our business would be substantially impaired.

We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility.
      Our Norwegian subsidiaries currently generate substantially all of our profits and our cash flow from operations, and from time to time we generate substantial liquidity in these subsidiaries. Our ability to repatriate funds depends on a number of factors, including:

•	The availability of cash at our Norwegian subsidiary, or availability under the Norwegian Kroner, or NOK, revolving credit facility ($40.8 million available at June 30, 2005)

•	Our compliance with certain provisions in the Exit Credit Facility that effectively restrict the amounts we are permitted to repatriate to a maximum of NOK 200 million ($30.6 million at June 30, 2005) or less, under certain circumstances.

•	Our ability to comply with the funded debt to operating income plus depreciation and amortization covenant ratios in our Norwegian subsidiary’s NOK 150 million term loan and Trico Supply Bank Facility following completion of the repatriation. We refer to our Norwegian subsidiary’s term loan in this prospectus as the “NOK Term Loan.”
The available borrowing capacity under the Trico Supply Bank Facility was limited to approximately $40.8 million at June 30, 2005.
      Assuming that we are otherwise able to repatriate funds from Norway to the U.S., in order to do so in a tax-efficient manner we would also be required to:

•	obtain the consent of our lenders under the NOK Term Loan and Trico Supply Bank Facility;

•	reduce the paid-in-capital in one of our Norwegian subsidiaries without the incurrence of tax or other consequences by national regulating and taxing authorities in Norway; and

•	put an intercompany note in place.
      As of June 30, 2005, no reduction of paid-in-capital has occurred that would permit us to repatriate funds in a tax-efficient manner.
      We may not be able to satisfy one or more of these conditions, and as a result we may not be able to repatriate funds from our Norwegian subsidiaries in a tax-efficient manner, or at all. This inability could materially and adversely affect our U.S. cash and liquidity position and, in certain circumstance, could result, alone or in combination with other circumstances, in a default under our Exit Credit Facility.

We may face material tax consequences or assessments in countries in which we operate. If a tax assessment is levied against us, then our net income and cash available to service our credit facilities or repay them when due could be substantially reduced.
      We have received tax assessments in Brazil during the past two years, and may receive additional assessments in the future. Our Brazilian subsidiary received tax assessments from Brazilian state tax authorities totaling approximately 26.2 million Reais ($11.2 million at June 30, 2005) in the aggregate. The tax assessments are based on the premise that certain services provided in Brazilian federal waters are considered taxable by certain Brazilian states as transportation services and are subject to a state tax. If the courts in these jurisdictions uphold the assessments, it would have a material adverse affect on our net income, liquidity and operating results. We do not believe any liability in connection with these matters is probable and, accordingly have not accrued for these assessments or any potential interest charges for the potential liabilities.

Our business segments have been capitalized and are financed on a stand-alone basis, which may hinder efficient utilization of available financial resources.
      In general, we operate through two primary operating segments, the U.S. Gulf of Mexico and the North Sea. These business segments have been capitalized and are financed on a stand-alone basis. Debt covenants and the Norwegian shipping tax regime preclude us from effectively transferring the financial resources from one segment for the benefit of the other. Over the past three years, our U.S. Gulf of Mexico operating segment has incurred significant losses while operating under a significant debt burden, and has not been able to utilize the financial resources of our North Sea operating segment, which carried a lower level of debt during that time period.
      In an effort to maintain adequate funds for operations in the U.S., we have initiated the process of implementing a method to repatriate funds from Norway; however, there are substantial obstacles that we must overcome to achieve a funds transfer in a tax-efficient manner, including certain restrictions under our Exit Credit Facility, and there can be no assurance as to the success of such efforts. For a discussion of the difficulties of repatriating funds from Norway, please read “We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility” above.

Financial statements for periods subsequent to our emergence from bankruptcy will not be comparable to those of prior periods, which will make it difficult for stockholders to assess our performance in relation to prior periods.
      Upon emergence from bankruptcy, the amounts reported in financial statements for periods subsequent to the date we emerged from chapter 11 will materially change. This change is due primarily to:

•	the reorganization of our assets and liabilities as of March 15, 2005, the effective date of our plan of reorganization; and

•	the application of the provisions of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” which is commonly referred to as “fresh-start” accounting.
For example, as part of our fresh-start accounting adjustments, our long-lived assets will be reduced based on the fair market values assigned to our reorganized liabilities and current assets, and based upon a total equity value of $110.0 million as of March 15, 2005. Changes in accounting principles required under generally accepted accounting principles within twelve months of emerging from bankruptcy are required to be adopted as of the date of emergence from chapter 11 bankruptcy protection. Additionally, we elected to make other changes in accounting practices and policies effective as of March 15, 2005. For all these reasons, our financial statements for periods subsequent to March 15, 2005 will not be comparable to those of prior periods.

The costs associated with our reorganization will negatively impact our cash flows from operations for 2005.
      We have incurred significant costs associated with our reorganization in 2004 and 2005. We paid fees to our financial advisors of approximately $2.5 million in cash after successfully completing our reorganization and we paid an additional $3.1 million in legal fees during 2005 related to our reorganization. In April 2005, the financial advisor of our creditors elected to receive its fee in common stock, and we issued 100,000 shares of our common stock to such financial advisor to settle the obligation. These costs have had a significant negative effect on our cash flows from operations during 2005, and fees paid to financial advisors in the form of our common stock have diluted the value of our outstanding common stock.

Currency fluctuations could adversely affect our financial condition and results of operations.
      Due to the size of our international operations, a significant percentage of our business is conducted in currencies other than the U.S. Dollar. We primarily are exposed to fluctuations in the foreign currency exchange rates of the NOK, the British Pound, the Brazilian Real and the Nigerian Naira. Changes in the value of these currencies relative to the U.S. Dollar could result in translation adjustments reflected as comprehensive income or losses on our balance sheet. Due to the fluctuation of these currencies, primarily the NOK, we incurred a favorable accumulated foreign currency translation adjustment of $17.7 million, $10.6 million and $71.5 million in 2004, 2003 and 2002, respectively, and we incurred an unfavorable accumulated foreign currency translation adjustment of $6.4 million for the six months ended June 30, 2005. In addition, translation gains and losses could contribute to fluctuations in our results of operations. We recognized foreign exchange losses of $0.3 million, $0.9 million, and $1.4 million for 2004, 2003 and 2002, respectively, and we recognized a foreign exchange loss of $0.2 million for the six months ended June 30, 2005. Future fluctuations in these and other foreign currencies may result in additional foreign exchange gains or losses, and could have a material adverse impact on our financial position.

Our ability to issue primary shares in the equity capital markets for the benefit of the Company in the short-term could be limited by the terms of our registration rights agreement with certain of our existing common stockholders. Additionally, these stockholders may sell a large number of shares of new common stock in the public market, which may depress the market price of our stock.
      In connection with our plan of reorganization, we agreed, subject to certain limitations and conditions, to register up to 10,000,000 shares of new common stock held by certain former holders of our senior notes. Under the terms of the registration rights agreement, we may be prohibited from effecting certain transactions in our common stock, including any public offering of our common stock, while these stockholders are effecting an underwritten offering of their common stock. As a result, our ability to access the equity capital markets at times when we believe the market is favorable could be limited, and we may have to access other sources of liquidity, such as our credit facility, even if those sources are less attractive to us than selling primary shares of our common stock in the market.
      These stockholders will have the ability to sell a substantial number of shares of common stock in the market during a short time period. Sales of a substantial number of shares of common stock in the trading markets, whether in a single transaction or series of transactions, or the possibility that these sales may occur, could reduce the market price of our outstanding common stock.

The level of trading activity in our common stock may be reduced because the market for and liquidity of our shares may be volatile and is limited.
      On March 15, 2005, we exited chapter 11 bankruptcy protection and issued shares of new common stock, which currently are trading on the OTC Bulletin Board. Holders of shares of our new common stock may find that the liquidity of our common stock is impaired as compared with the liquidity of securities listed on the NASDAQ National Market or one of the national or regional exchanges in the United States. This impairment of liquidity may result in significant fluctuations in the bid and ask prices for our common stock. As a result, an investor may find it difficult to dispose of, or obtain accurate quotations as to the value of, our common stock. While we anticipate listing our common stock on the NASDAQ National Market or another exchange at some time in the future, it is impossible at this time to predict when, if ever, such application will be made or whether such application will be successful. Additionally, provisions in our charter limit the aggregate amount of our capital stock that may be owned by non-U.S. citizens to 24.99%, which may further reduce the market for and liquidity of our common stock.

Risks Relating to our Operations

Our fleet includes many older vessels that require increased levels of maintenance and capital expenditures to maintain them in good operating condition and the fleet may be subject to a higher likelihood of mechanical failure, inability to economically return to service or requirement to be scrapped.
      As of June 30, 2005, the average age of our vessels was 18 years. A vessel’s age is determined based on the date of construction, provided that the vessel has not undergone a substantial refurbishment. If a major refurbishment is performed that significantly increases the estimated life of the vessel, we calculate the vessel’s age based on an average of the construction date and the refurbishment date. As the age of our fleet increases, additional maintenance and capital expenditures will be required to keep our vessels in good operating condition. As of June 30, 2005, we also had 17 cold-stacked vessels that will require additional maintenance and capital expenditures to return to service. A number of markets in which we operate, as well as other markets in which we desire to operate, have age limitations, which could adversely affect our ability to successfully market our older vessels. If we are unable to successfully market our older vessels, then our operations and financial condition may be adversely affected.

Increases in size, quality and quantity of the offshore vessel fleet in areas where we operate could increase competition for charters and lower day rates, which would adversely affect our revenues and profitability.
      Charter rates for marine support vessels in our market areas also depend on the supply of vessels. Excess vessel capacity in the offshore support vessel industry is primarily the result of either construction of new vessels or the mobilization of existing vessels into fully saturated markets. In recent years, we have been subject to increased competition from both new vessel constructions, particularly in the Gulf and the North Sea, as well as vessels mobilizing into regions in which we operate. For example, certain of our competitors have announced plans to construct new U.S.-flagged offshore supply vessels and foreign-flagged offshore supply vessels. A remobilization to the U.S. Gulf of Mexico of U.S.-flagged offshore supply vessels operating in other regions or a repeal or significant modification of the Jones Act or the administrative erosion of its benefits, permitting offshore supply vessels that are either foreign-flagged, foreign-built, foreign-owned or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of offshore supply vessels, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could increase competition for charters and lower day rates, which would adversely affect our revenues and profitability.

Operating internationally poses uncertain hazards that increase our operating expenses.
      Our international operations are subject to a number of risks inherent to any business operating in foreign countries. These risks include, among others:

•	Political instability;

•	Potential improper acts under the Foreign Corrupt Practices Act, specifically in developing countries;

•	Potential vessel seizure or nationalization of assets;

•	Currency restrictions;

•	Import and export quotas and other forms of public and governmental regulation;

•	Lack of ability to collect amounts owed; and

•	Terrorist attacks.
      We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operating hazards and unforeseen interruptions for which we may not be adequately insured.
      Marine support vessels are subject to operating risks such as catastrophic marine disaster, natural disasters (including Hurricane Katrina), adverse weather conditions, mechanical failure, crew negligence, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of our vessels and our vessels’ tow or cargo or other property and in injury to passengers and personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry. We can make no assurances that we can renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. In addition, concerns about terrorist attacks, as well as other factors, have caused significant increases in the cost of our insurance coverage.

Our operations are subject to federal, state, local and other laws and regulations that could require us to make substantial expenditures.
      We must comply with federal, state and local regulations, as well as certain international conventions, the rules and regulations of certain private industry organizations and agencies, and laws and regulations in jurisdictions in which our vessels operate and are registered. These regulations govern worker health and safety and the manning, construction and operation of vessels. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. If we fail to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations, we could be subject to substantial administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctive relief.
      Our operations also are subject to federal, state and local laws and regulations that control the discharge of pollutants into the environment and that otherwise relate to environmental protection. While our insurance policies provide coverage for accidental occurrence of seepage and pollution or clean up and containment of the foregoing, pollution and similar environmental risks generally are not fully insurable. We may incur substantial costs in complying with such laws and regulations, and noncompliance can subject us to substantial liabilities. The laws and regulations applicable to us and our operations may change. If we violate any such laws or regulations, this could result in significant liability to us. In addition, any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in our vessel operating expenses.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
      Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees or their representatives.

We are exposed to the credit risks of our key customers, and nonpayment by our customers could adversely affect our financial condition or results of operations.
      We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers could adversely affect our financial condition, results of operations, and could reduce our ability to pay interest on, or the principal of, our credit facilities. If any of our key customers default on their obligations to us, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks.

The loss of a key customer could have an adverse impact on our financial results.
      Our operations in the North Sea, West Africa and Latin America depend on the continuing business of a limited number of key customers. For the year ended December 31, 2004, our largest customer comprised approximately 6.1% of our total revenues. Our results of operations could be materially adversely affected if any of our key customers in these regions terminate their contracts with us, fail to renew our existing contracts or refuse to award new contracts to us.

The loss of key personnel may reduce operational efficiency and negatively impact our results of operations.
      We depend on the continued services of our executive officers and other key management personnel, the loss of any of whom could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers. Our chapter 11 reorganization process impaired our ability to retain staff and negatively impacted our ability to recruit new personnel, and these effects may continue for an unspecified period after our exit from chapter 11. For example, our former Chief Executive Officer, Thomas E. Fairley, resigned effective March 31, 2005. If we continue to lose key personnel, then our ability to operate our business efficiently may be impaired and our results of operations may be negatively impacted.

Our marine operations are seasonal and depend, in part, on weather conditions. As a result, our results of operations will vary throughout the year.
      In the Gulf, we historically have enjoyed our highest utilization rates during the second and third quarters, as mild weather provides favorable conditions for offshore exploration, development and construction. In the North Sea, adverse weather conditions during the winter months generally curtail offshore development operations. Activity in the Gulf may be subject to stoppages for hurricanes, particularly during the period ranging from June to November. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

Hurricane Katrina and its aftermath may reduce operational efficiency and negatively impact our results of operations.
      The impact of Hurricane Katrina on our operations remains difficult to assess despite having sustained no damage to our vessels in the Gulf of Mexico due to the storm and its aftermath. Our inability to maintain electrical power and communications services in our Houma, Louisiana office for prolonged periods of time as a result of the storm and its aftermath, could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers, which would negatively impact our results of operations.

Unionization efforts could increase our costs or limit our flexibility.
      On June 30, 2005, approximately 60% of our employees worldwide were working under collective bargaining agreements, all of whom were working in Norway, the United Kingdom, Brazil and Nigeria. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs or limit our flexibility.

The removal or reduction of the reimbursement of labor costs by the Norwegian government may adversely affect our costs to operate our vessels in the North Sea.
      During July 2003, the Norwegian government began partially reimbursing us for labor costs associated with the operation of our vessels. In 2004, these reimbursements totaled $5.5 million. If this benefit is reduced or removed entirely, our direct operating costs will increase substantially and negatively impact our profitability.

Risks Relating to our Industry

We are dependent on the oil and gas industry. Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.
      Our revenues are primarily generated from entities operating in the oil and gas industry in the Gulf of Mexico, the North Sea, West Africa, and Latin America. Since our revenues are primarily generated from customers having similar economic interests, our operations are susceptible to market volatility resulting from economic or other changes to the oil and gas industry (including the impact of Hurricane Katrina). Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.
      Demand for our services depends heavily on activity in offshore oil and gas exploration, development and production. The level of exploration and development typically is tracked by the “rig count” in our market areas. The offshore rig count is ultimately the driving force behind the day rates and utilization in any given period. A reduction in the offshore rig count and day rates could be delayed or prolonged if we enter into long-term contracts for our vessels. This is particularly relevant to the North Sea market, where contracts tend to be longer in duration. The continuation of low levels of activity in the Gulf and other areas in which we operate may adversely affect the demand for our marine support services, and may reduce our revenues and negatively impact our cash flows. If market conditions were to decline in market areas in which we operate, it could require us to evaluate the recoverability of our long-lived assets, which may result in write-offs or write-downs on our vessels that may be material individually or in the aggregate.

The marine support service industry is highly competitive. If our competitors are able to supply services to our customers at a lower price, then we may have to reduce our day rates, which would reduce our revenues.
      Our industry is highly competitive. Certain of our competitors have significantly greater financial resources than us and more experience operating in international areas. Competition in the marine support services industry primarily involves factors such as:

•	price, service and reputation of vessel operators and crews; and

•	the quality and availability of vessels of the type and size required by the customer.
      Any reduction in day rates offered by our competitors may cause us to reduce our day rates, which will negatively impact our results of operations.
Risks Relating to the Ownership of our Common Stock

Our charter documents include provisions limiting the rights of foreign owners of our capital stock.
      Our restated certificate of incorporation provides that no shares held by or for the benefit of persons who are non-U.S. citizens that are determined, collectively with all other shares so held, to be in excess of 24.99% of our outstanding capital stock (or any class thereof) are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of our capital stock. Those shares determined to be in excess of 24.99% shall be the shares determined by our board of directors to have become so owned most recently. In addition, our restated certificate of incorporation provides that, at the option of our board, we may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. U.S. law currently requires that less than 25% of the capital stock of our company (or of any other provider of domestic maritime support vessels) may be owned directly or indirectly by persons who are non-U.S. citizens. If this charter provision is ineffective, then ownership of 25% or more of our capital stock by non-U.S. citizens could result in the loss of our permits to engage in coastwise trade, which would negatively affect our Gulf of Mexico business. Please read “Description of Our Capital Stock — Certain Charter and Bylaw Provisions — Limitation on Foreign Ownership of Our Stock.”
Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt.
      We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of (i) our board of directors prior, or (ii) the holders of two thirds of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into classes of directors and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying, deferring or preventing a change in control of our Company.
USE OF PROCEEDS
      Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from any sale of securities by us under this prospectus to repay our outstanding indebtedness and, to the extent permitted under our credit agreements, for general corporate purposes. We will not receive any proceeds from the sale of the shares of common stock that may be offered by the selling stockholders.

DESCRIPTION OF OUR CAPITAL STOCK
General
      Our authorized capital stock consists of twenty-five million shares of common stock, $0.01 par value per share, and five million shares of preferred stock, $0.01 par value per share, issuable in series. As of August 26, 2005, 10,298,555 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding. Our common stock is quoted on the OTC Bulletin Board.
      The following description of our capital stock is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, copies of which are filed as exhibits to this prospectus. References in this prospectus to our certificate of incorporation or bylaws means our certificate of incorporation and bylaws as amended.
Common Stock
      Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock that may be issued by us, holders of our common stock shall be entitled to receive such dividends as may be declared thereon by our board of directors at any time and from time to time. We have never paid cash dividends on our common stock and do not anticipate paying dividends for the foreseeable future. In addition, our credit agreements contain provisions that prohibit us from paying dividends on our common stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock, the holders of our common stock shall be entitled to receive all of our remaining net assets available for distribution to our stockholders, ratably in proportion to the number of shares of our common stock held by them.
Preferred Stock
      Our board of directors has the authority, without approval of our stockholders, to issue shares of preferred stock in one or more series and to fix the designation, number of shares and rights, preferences and limitations of each series. The affirmative vote of at least five directors is required to approve any issuance of preferred stock. We may issue preferred stock only for cash consideration. Among the specific matters that may be determined by our board of directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, conversion rights, if any, and voting powers, if any. Holders of our preferred stock shall not be entitled to vote separately as a class with respect to any amendment to our certificate of incorporation (as amended) to increase the number of authorized shares of preferred stock.
Certain Charter and Bylaw Provisions
      Classified Board of Directors. Our board of directors consists of three staggered classes of directors, to be as nearly equal in size as is possible, with each class to be elected by the holders of our common stock at every third annual meeting subsequent to the meeting at which they were duly elected.
      Board of Directors. Our certificate of incorporation provides that the number of directors shall be seven and shall thereafter be enlarged or reduced only with the approval of the holders of at least two-thirds of the voting power of all outstanding shares of our capital stock. Pursuant to our certificate of incorporation, a vote of a majority of all of our then-outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director with cause and a vote of two-thirds of all of our then-outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director without cause. Our certificate of incorporation also provides that newly created directorships resulting from an increase in the size of our board of directors and any vacancy occurring on our board of directors as a result of the removal of a director shall be filled by vote of our stockholders.

      Stockholder Action by Unanimous Consent. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of our stockholders or by unanimous written consent of our stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.
      Amendments to the Certificate of Incorporation and Bylaws. Prior to March 15, 2008, the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our certificate of incorporation and, at any time, the affirmative vote of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock shall be required to adopt, amend or repeal our bylaws.
      Advance Notice of Stockholder Nominations and Stockholder Business. Our bylaws permit our stockholders to nominate a person for election as a director or bring other matters before a stockholders’ meeting only if such stockholder (i) is a stockholder of record at the time of giving of notice required by our bylaws, (ii) shall be entitled to vote at such meeting and (iii) complies with the notice procedures set forth in our bylaws and described in more detail below.
      Stockholder Proposals. Notice from a stockholder intending to propose business (other than the nomination of directors) at a meeting of our stockholders must be furnished to our corporate secretary not less than 120 days prior to the anniversary of the preceding annual meeting of our stockholders if the stockholder wishes to have his proposal included in our proxy statement for such meeting, or not less than 30 days prior to the anniversary date of the proxy statement for the preceding annual meeting of our stockholders otherwise, subject to certain exceptions applicable principally to special meetings. The stockholder’s notice to our corporate secretary must contain as to each matter (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on our books, of the stockholder proposing such business, (iii) the acquisition date, the class and the number of shares of our voting stock which are owned beneficially by the stockholder, (iv) any material interest of the stockholder in such business and (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.
      Stockholder Nominations. In the case of nominations for directors, the notice from the stockholder must be furnished to our corporate secretary, in the case of an annual meeting, not less than 30 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of our stockholders and, in the case of a special meeting, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such notice must also include as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected). At the request of any officer of our company, any person nominated by our board of directors for election as a director shall furnish to our corporate secretary the information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.
      With respect to a nomination for a director, the chairman of the meeting of stockholders shall, if facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures set forth in our bylaws. If the Chairman of our board of directors should so determine, the Chairman shall so declare to the meeting and the defective nomination shall be disregarded.
      Special Meetings of the Stockholders. Our bylaws permit special meetings of stockholders to be called for any purpose or purposes by the Chairman of our board, by our Chief Executive Officer, or by a majority of our board of directors. Our bylaws also require our Secretary to call a special meeting within fifteen days of receipt of a request from any three or more holders of record of our capital stock entitled to vote at such meeting, provided that: (i) each such holder is unaffiliated with the other and hold at least 1% of such stock, and (ii) that holders collectively hold at least 30% of such stock in the aggregate. Such notices required to state the business proposed to be transacted at the special meeting, and business transacted at a special meeting shall be confined to the purpose(s) stated in such notice. Written notice of the place, date, hour and purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote thereat not less than ten nor more than sixty days before the date of the meeting. The notice may be delivered either personally or by mail.
      Section 203 of the DGCL. We are not subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) our board of directors prior to the date the interested stockholder obtained such status or (ii) the holders of two thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.
      Limitation on Foreign Ownership of Our Stock. Our restated certificate of incorporation provides that no shares held by or for the benefit of persons who are non-U.S. citizens that are determined, collectively with all other shares so held, to be in excess of 24.99% of our outstanding capital stock (or any class thereof) are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of our capital stock. Those shares determined to be in excess of 24.99% shall be the shares determined by our board of directors to have become so owned most recently. In addition, our restated certificate of incorporation provides that, at the option of our board, we may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. U.S. law currently requires that less than 25% of the capital stock of our company (or of any other provider of domestic maritime support vessels) may be owned directly or indirectly by persons who are non-U.S. citizens. Ownership of 25% or more of our capital stock by non-U.S. citizens could result in the loss of our permits to engage in coastwise trade.
      Potential Anti-Takeover Effects. The separation of our board of directors into classes, the super-majority requirement for amending our certificate of incorporation and bylaws and for increasing the size of our board, the limitation of stockholder action by written consent to situations where such action is unanimous, and the existence of authorized but unissued common stock and undesignated preferred stock each may have the effect of delaying, deferring or preventing a change in control of our company, and thereby protecting the continuity of our management.

SELLING STOCKHOLDERS
      In addition to shares of common stock that are offered by us, shares of our common stock are being offered by the selling stockholders listed in the table below or referred to in a prospectus supplement. On March 15, 2005, we issued the common stock being offered hereby pursuant to our plan of reorganization and in reliance upon Section 1145 of Title 11 of the United States Code.
      The selling stockholders may offer and sell, from time to time, any or all of the shares of common stock listed next to their names in the appropriate column of the table below. The following table, which we have prepared based on information provided to us by the applicable selling stockholders, sets forth the name, number of shares of common stock beneficially owned by the selling stockholders intending to sell the common stock and the number of shares of common stock to be offered. We have not sought to verify the information provided to us by the selling stockholders. Unless set forth below, none of the selling stockholders selling in connection with this prospectus or any related prospectus supplement has held any position or office with, been employed by, or otherwise has had a material relationship with us, our predecessor or any of our affiliates during the three years prior to the date of this prospectus or any related prospectus supplement.

	Number of Shares	Number of Shares
	of Common Stock	of Common Stock
	Owned Prior to	that May be Sold
Name(1)	this Offering	Hereby

AIG Annuity Insurance Company	185,000	185,000
Cargill Financial Services International, Inc.	80,000	80,000
Corporate High Yield Fund, Inc.	75,000	75,000
Corporate High Yield Fund III, Inc.	80,000	80,000
Corporate High Yield Fund V, Inc.	129,000	129,000
Corporate High Yield Fund VI, Inc.	136,000	136,000
Debt Strategies Fund, Inc	240,000	240,000
Floating Rate Income Strategies Fund, Inc.	160,000	160,000
Highland Crusader Offshore Partners, L.P.	411,800	411,800
Kistefos AS	2,121,600	2,121,600
Merrill Lynch Bond Fund, Inc. — High Income Portfolio	641,680	641,680
Merrill Lynch Global Investment Series: Income Strategies Portfolio, Inc.	240,000	240,000
Merrill Lynch Master US High Yield Trust	240,600	240,600
Merrill Lynch World Income Fund, Inc.	18,720	18,720
MLIFF US Dollar High Yield Bond Portfolio	21,000	21,000
Moore Credit Fund (Master), L.P.	784,800	784,800
Schroder Credit Renaissance Fund Limited	400,000	400,000
Schroder Credit Renaissance Fund L.P.	70,000	70,000
SunAmerica Income Funds — SunAmerica High Yield Bond Fund	168,000	168,000
SunAmerica Income Funds — SunAmerica Strategic Bond Fund	20,000	20,000
SunAmerica Life Insurance Company	370,000	370,000
SunAmerica Series Trust — SunAmerica High Yield Bond Portfolio	165,000	165,000
The Variable Annuity Life Insurance Company	185,000	185,000
VALIC Company II — High Yield Bond Fund	37,000	37,000
VALIC Company II — Strategic Bond Fund	16,000	16,000

Total(2)	6,996,200	6,996,200

(1)	Each of the selling stockholders listed in the table is a former beneficial owner of our 8 7/8% Senior Notes due 2012. Pursuant to our plan of reorganization, the senior noteholders received, in exchange for their total claims, 100% of the common stock of the reorganized company. For a more detailed discussion of the plan of reorganization, please read “Our Emergence From Bankruptcy — The Plan of Reorganization” on page 2 of this prospectus.

(2)	The maximum number of shares that may be sold by the selling stockholders under this prospectus or any related prospectus supplement will not exceed 6,996,200.
      Assuming that the selling stockholders sell all of the common stock listed in the table above in this offering, we believe that, excluding any additional shares that any such selling stockholders may purchase, the selling stockholders will not own any shares of our common stock upon completion of this offering. If a selling stockholder does not sell all of the shares of common stock offered by this prospectus or if a selling stockholder purchases additional shares of our common stock, actual ownership after the offering may be 1% or more of our outstanding common stock.

PLAN OF DISTRIBUTION
Distributions by the Company
      We may sell common stock pursuant to this prospectus in or outside the United States through underwriters or dealers, through agents, in private sales directly to one or more purchasers (including our existing stockholders in a rights offering), or in a combination of any of the foregoing transactions. A prospectus supplement relating to any offering of the common stock will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the common stock from us or the selling stockholder;

•	the net proceeds to us or the selling stockholder from the sale of the common stock;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.
Distributions by the Selling Stockholders
      Distributions of the common stock by the selling stockholders, or by their partners, pledgees, donees, transferees or other successors in interest, may from time to time be offered for sale either through underwriters, dealers or agents, directly by such person or entities, on any exchange on which the common stock may from time to time be traded, or in the over-the-counter market, or otherwise. The methods by which the common stock may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	transactions “at the market” to or through market makers in our common stock or into an existing market for the common stock;

•	transactions not involving market makers or established trading markets, including direct sales or privately negotiated transactions;

•	transactions in options, swaps or other derivatives that may or may not be listed on an exchange; and

•	in a combination of any of the foregoing.
      Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent.
      In connection with sales of the common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may engage in short sales, short sales against the box, puts and calls and other transactions in common stock, or derivatives thereof, and may sell and deliver their common stock in connection therewith, or loan or pledge the common stock to broker-dealers that in turn may sell them. In addition, the selling stockholders may from time to time sell their common stock in transactions permitted by Rule 144 under the Securities Act of 1933, as amended.
Sale Through Underwriters or Dealers
      If we or the selling stockholders use underwriters in the sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares of common stock if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      During and after an offering through underwriters, the underwriters may purchase and sell the common stock in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered common stock or preventing or retarding a decline in the market price of the offered common stock. As a result, the price of the offered common stock may be higher than the price that might otherwise exist in the open market.
      If we or the selling stockholders use dealers in the sale of the common stock, the common stock will be sold directly to them as principals. They may then resell the common stock to the public at varying prices determined by the dealers at the time of resale.
Direct Sales and Sales Through Agents
      We or the selling stockholders may sell the common stock directly. In this case, no underwriters or agents would be involved. We or the selling stockholders may also sell the common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any sale of the common stock.
      We or the selling stockholders may sell the common stock through agents we designate from time to time. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
Sales Exempt from Registration
      Our common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, or for resale under Section 1145 of Title 11 of the United States Code without registration may be sold by the selling stockholders under Rule 144 or Section 1145 rather than pursuant to this prospectus.
Delayed Delivery Contracts
      If we or the selling stockholders so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common stock from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
      We have informed the selling stockholders that they are legally required to deliver copies of this prospectus in connection with any sale of the common stock registered hereunder in accordance with applicable prospectus delivery requirements.
      As of the date of this prospectus, neither we nor any selling stockholder has engaged any underwriter, broker, dealer or agent in connection with the distribution of common stock pursuant to this prospectus. To the extent required, the number of shares of common stock to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling stockholders from the sale of their common stock offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by us.
      Under our registration rights agreement with the selling stockholders, we are required to bear the expenses relating to this offering, subject to limited exceptions specified in the registration rights agreement.
      We have agreed to indemnify the selling stockholders and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this prospectus.

      This offering by the selling stockholders will terminate on the date specified in our registration rights agreement with the selling stockholders, or, if earlier, on the date on which the selling stockholders have sold all of their shares.
      To comply with certain state securities laws, if applicable, the shares offered by this prospectus will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.
VALIDITY OF COMMON STOCK
      The validity of the shares offered by this prospectus has been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

3,900,000 Shares
Trico Marine Services, Inc.
Common Stock

PROSPECTUS SUPPLEMENT
October 18, 2005

Lehman Brothers
Jefferies & Company, Inc.
Lazard Capital Markets
Simmons & Company
International